UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 23, 2022

INTERPRIVATE II ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40152	85-3122877
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 920-0125

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	IPVA.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	IPVA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	IPVA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on May 11, 2022, InterPrivate II Acquisition Corp. (“InterPrivate II”), TMPST Merger Sub I Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate II (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and newly formed, wholly-owned direct subsidiary of InterPrivate II (“Second Merger Sub”), and Getaround, Inc. (“Getaround”) entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement and the transactions contemplated thereby are adopted and approved by InterPrivate II’s stockholders, and the business combination is subsequently completed, (a) First Merger Sub will merge with and into Getaround (the “First Merger”), with Getaround being the surviving corporation of the First Merger, and (b) immediately following the First Merger, Getaround will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the Mergers and other transactions described in the Merger Agreement, the “Business Combination” or “Proposed Transaction”), with Second Merger Sub being the surviving company of the Second Merger.

In connection with the Business Combination, InterPrivate II filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended (File No. 333-266054) containing a proxy statement/prospectus which was declared effective on November 14, 2022 and on November 16, 2022, InterPrivate II filed a definitive proxy statement/prospectus with the SEC dated November 14, 2022 (the “Proxy Statement/Prospectus”).

Item 8.01	Other Events.

Financial Information

This current report on Form 8-K is being filed in order to, among other things, update and supplement the information in the Proxy Statement/Prospectus by providing the following financial information:

•	the unaudited condensed consolidated financial statements of Getaround as of September 30, 2022 and for the nine months ended September 30, 2022 and September 30, 2021, filed as Exhibit 99.1 hereto;

•	the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Getaround for the nine months ended September 30, 2022, filed as Exhibit 99.2 hereto; and

•	the unaudited pro forma condensed combined financial information of InterPrivate II and Getaround, filed as Exhibit 99.3 hereto.

The financial statements and other financial information filed as Exhibits 99.1 through 99.3 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information included in this current report on Form 8-K has been presented for illustrative purposes only, is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination occurred and is not intended to project the future results of operations that may be achieved following the Business Combination.

This information should be read in conjunction with the Proxy Statement/Prospectus. and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this current report on Form 8-K, you should rely on the information in this current report on Form 8-K.

Additional Information and Where to Find It

In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 14, 2022. The definitive proxy statement/prospectus has been sent to all InterPrivate II stockholders. InterPrivate II also will file with the SEC other documents regarding the Proposed Transaction, including Prospectus Supplement No. 1 to be filed with

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the SEC concurrently with the filing of this current report on Form 8-K (“Prospectus Supplement No. 1”). Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus, as supplemented by the information contained in this current Report on Form 8-K and Prospectus Supplement No. 1, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This current report on Form 8-K, including any exhibits filed herewith, contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between Getaround and InterPrivate II, including statements regarding the projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction and related capital raising required for closing may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum cash condition to closing, including funds in InterPrivate II’s trust account following redemptions by InterPrivate II’s public stockholders and alternative capital raising transactions, and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of

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the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer preference and spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the impact of Getaround’s business model on reducing pollution and emissions given its scale; (xv) the ability of Getaround to maintain an effective system of controls over financial reporting; (xvi) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts; (xvii) the ability of Getaround to respond to general economic conditions; (xviii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; (xix) risks associated with increased competition among providers of carsharing or other modes of transportation; (xx) the ability of Getaround to manage its growth effectively; (xxi) the ability of Getaround to achieve the expected benefits from strategic acquisitions; (xxii) the ability of Getaround to achieve and maintain profitability in the future; and (xxiii) the ability of Getaround to access sources of capital to finance operations and growth and to have sufficient funds to meet its working capital and capital expenditure requirements for the next 12 months after the closing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

No Offer or Solicitation

This current report on Form 8-K, including any exhibits filed herewith, is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Getaround, Inc. Condensed Consolidated Financial Statements (unaudited) for the Nine Months Ended September 30, 2022 and September 30, 2021.

99.2	Getaround, Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2022.

99.3	Unaudited Pro Forma Condensed Combined Financial Information of InterPrivate II Acquisition Corp. and Getaround, Inc..

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE II ACQUISITION CORP.

Date: November 23, 2022	By:	/s/ Brandon Bentley
	Name:	Brandon Bentley
	Title:	General Counsel

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Exhibit 99.1

Getaround, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

(Unaudited)

	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$27,216	$62,516
Restricted cash	3,600	3,950
Accounts receivable, net	439	1,936
Prepaid expenses and other current assets	7,035	5,890

Total Current Assets	38,290	74,292
Property and Equipment, Net	10,678	10,731
Operating Lease Right-of-Use Assets, Net	13,407	—
Goodwill	105,957	122,805
Intangible Assets, Net	10,785	18,854
Deferred Tax Assets	3	159
Other Assets	1,745	94

Total Assets	$180,865	$226,935

Liabilities, Mezzanine Equity and Stockholders’ Deficit
Current Liabilities
Accounts payable	$10,472	$5,382
Accrued host payments and insurance fees	13,510	13,384
Operating lease liabilities, current	1,828	—
Notes payable, current	38,425	464
Other accrued liabilities	28,657	27,391
Deferred revenue	866	310

Total Current Liabilities	93,758	46,931
Notes Payable, net of discount of $505 and $1,101, respectively (net of current portion)	40,111	78,357
Convertible Notes Payable ($53,838 and $34,803 measured at fair value, respectively)	54,312	35,277
Related Party Convertible Notes Payable (measured at fair value)	8,869	—
Operating Lease Liabilities (net of current portion)	18,101	—
Deferred Tax Liabilities	979	1,868
Warrant Liability	65,376	48,504
Other Long-Term Liabilities	—	6,851

Total Liabilities	281,506	217,788

Commitments and Contingencies (Note 11)
Mezzanine Equity
Convertible preferred stock; $0.00001 par value, 186,388,450 shares authorized as of September 30, 2022 and December 31, 2021
Series A convertible; 14,497,716 shares designated, 10,678,459 and 10,678,459 issued and outstanding respectively, liquidation value of $10,918 and $10,918, respectively	16,953	16,953
Series B convertible; 11,980,730 shares designated, 5,216,044 and 5,119,213 issued and outstanding respectively, liquidation value of $8,407 and $8,251, respectively	9,578	9,338
Series C convertible; 18,526,490 shares designated, 10,836,279 and 10,836,279 issued and outstanding respectively, liquidation value of $23,844 and $23,844, respectively	22,761	22,761
Series D convertible; 53,868,628 shares designated, 49,783,894 and 49,783,894 issued and outstanding respectively, liquidation value of $345,712 and $345,713, respectively	241,428	241,428
Series E convertible; 87,514,886 shares designated, 49,303,179 shares and 49,054,302 issued and outstanding respectively, liquidation value of $141,383 and $143,412, respectively	120,296	119,888

Total Mezzanine Equity	411,016	410,368

Stockholders’ Deficit
Common stock, $0.00001 par value, 386,300,000 shares authorized; 83,645,759 and 79,738,747 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	1	1
Additional paid-in capital	247,278	237,578
Stockholder notes	(14,478)	(14,478)
Treasury stock	(661)	(661)
Accumulated deficit	(726,527)	(625,944)
Accumulated other comprehensive (loss) income	(17,270)	2,283

Total Stockholders’ Deficit	(511,657)	(401,221)

Total Liabilities, Mezzanine Equity and Stockholders’ Deficit	$180,865	$226,935

See accompanying notes to the condensed consolidated financial statements.

Getaround, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands except per share amounts)

(Unaudited)

Nine months ended September 30,	2022	2021
Service revenue	$43,967	$46,733
Lease revenue	1,058	1,473

Total Revenues	45,025	48,206

Costs and Expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Service	3,754	4,306
Lease	90	136
Sales and marketing	22,736	12,942
Operations and support	39,596	35,452
Technology and product development	13,374	13,728
General and administrative	38,665	48,347
Depreciation and amortization	7,670	9,591

Total Operating Expenses	125,885	124,502

Loss from Operations	(80,860)	(76,296)
Other Income (Expense)
Gain on extinguishment of debt	—	7,017
Convertible promissory note fair value adjustment	3,896	(4,549)
Warrant liability fair value adjustment	(17,521)	(30,332)
Interest expense, net	(7,903)	(2,388)
Other income, net	1,258	492
Total Other Income (Expense)	(20,270)	(29,760)

Loss, before Income Tax Benefit	(101,130)	(106,056)
Income Tax Benefit	(547)	(797)

Net Loss	(100,583)	(105,259)
Foreign Currency Translation Loss	(19,553)	(8,095)

Comprehensive Loss	$(120,136)	$(113,354)

Net Loss Per Share Attributable to Stockholders (Note 16):
Basic	$(1.41)	$(1.53)
Diluted	$(1.41)	$(1.53)
Weighted average shares outstanding (Basic and Diluted)	71,169	68,832

See accompanying notes to the condensed consolidated financial statements.

Getaround, Inc.

Condensed Consolidated Statements of Changes in Mezzanine Equity and Stockholders’ Deficit

(in thousands, except share data)

(Unaudited)

	Convertible Redeemable Preferred Stock		Common Stock		Treasury Stock	Stockholder Notes	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2020	120,384,609	$399,855	69,345,606	$1	$(661)	$(14,478)	$230,028	$(505,881)	$13,486	$(277,505)
Stock option exercises	—	—	12,695,706	—	—	—	1,300	—	—	1,300
RSUs vested	—	—	831,611	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	9,420	—	—	9,420
Issuance of Series E convertible preferred stock, net of $26 issuance costs	404,409	616	—	—	—	—	—	—	—	—
Exchange of 3,609,608 shares of nonvoting common stock into 3,609,608 preferred stock	3,609,608	6,382	(3,609,608)	—	—	—	(6,382)	—	—	(6,382)
Exercise of Series E-2 Preferred stock warrant into 77,597 Series E-2 convertible preferred stock	77,597	301	—	—	—	—	—	—	—	—
Exercise of Series E-3 Preferred stock warrant into 995,924 Series E-3 convertible preferred stock	995,924	3,214	—	—	—	—	—	—	—	— —
Issuance of common stock to settle liability	—	—	327,991	—	—	—	1,099	—		1,099
Foreign currency translation	—	—	—	—	—	—	—	—	(8,095)	(8,095)
Net loss	—	—	—	—	—	—	—	(105,259)	—	(105,259)

Balance, September 30, 2021	125,472,147	$410,368	79,591,306	$1	$(661)	$(14,478)	$235,465	$(611,140)	$5,391	$(385,422)

	Convertible Preferred Stock		Common Stock		Treasury Stock	Stockholder Notes	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	125,472,147	$410,368	79,738,747	$1	$(661)	$(14,478)	$237,578	$(625,944)	$2,283	$(401,221)
Stock option exercises	—	—	176,463	—	—	—	113	—	—	113
RSUs vested	—	—	810,967	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	4,945	—	—	4,945
Exercise of Series E-3 Preferred stock warrant into 248,877 Series E-3 convertible preferred stock	248,877	408	—	—	—	—	—	—	—	—
Exercise of Series B Preferred stock warrant into 96,831 Series B Preferred stock	96,831	240	—	—	—	—	—	—	—	—
Common stock issued to extinguish the outstanding contingent compensation liability	—	—	2,919,582	—	—	—	4,642	—	—	4,642
Foreign currency translation	—	—	—	—	—	—	—	—	(19,553)	(19,553)
Net loss	—	—	—	—	—	—	—	(100,583)	—	(100,583)

Balance, September 30, 2022	125,817,855	$411,016	83,645,759	$1	$(661)	$(14,478)	$247,278	$(726,527)	$(17,270)	$(511,657)

See accompanying notes to the condensed consolidated financial statements.

Getaround, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

Nine months ended September 30,	2022	2021
Cash Flows from Operating Activities
Net loss	$(100,583)	$(105,259)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,670	9,210
Provision for bad debts	8,202	7,359
Stock-based compensation	4,945	9,420
Change in fair value - convertible instrument liability	(3,896)	4,549
Change in fair value – warrant liability	17,521	30,332
Non-cash interest expense	4	4
Non-cash lease expense	700	—
Gain on Extinguishment of Debt	—	(7,017)
Amortization of debt issuance costs	599	179
Loss from disposal of property and equipment	1	7
Impairment loss on fixed assets	—	381
Loss from foreign currency remeasurement	(212)	45
Net changes in operating assets and liabilities:
Accounts receivable	(6,827)	(7,226)
Prepaid expenses and other current assets	(1,852)	576
Operating leases liabilities	(1,184)	—
Deposits and other assets	(1,789)	179
Accounts payable	5,418	1,348
Accrued host payments and insurance fees	1,727	4,911
Accrued expenses and other liabilities	6,291	(1,739)
Deferred taxes	(547)	(797)
Deferred revenue	606	200

Net Cash Used in Operating Activities	(63,206)	(53,338)

Cash Flows from Investing Activities
Purchases of property and equipment	(1,607)	(871)
Proceeds from sale of property and equipment	—	381

Net Cash Used In Investing Activities	(1,607)	(490)

Cash Flows from Financing Activities
Proceeds from exercise of common stock options	125	1,300
Proceeds from issuance of Series E, net of $26 issuance costs	—	616
Proceeds from issuance of Series E-2 warrants	—	912
Proceeds from exercise of Series E-3 warrants	—	1
Proceeds from issuance of subordinated convertible promissory notes payable	—	28,420
Proceeds from issuance of notes payable, net of $2 issuance costs	—	6,998
Proceeds from issuance of Bridge Loans	27,050	—
Related Party advance on financing	4,750	—
Repayment of PGE loan	(240)	(90)
Related party advance on financing	—	—

Net Cash Provided by Financing Activities	31,685	38,157

Effect of Foreign Currency Translation on Cash	(2,522)	(1,182)

Net Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash	(35,650)	(16,853)
Cash and Cash Equivalents and Restricted Cash, beginning of period	66,466	64,279

Cash and Cash Equivalents and Restricted Cash, end of period	$30,816	$47,426

Getaround, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the total of the same such amounts shown above:

Nine months ended September 30,	2022	2021
Cash and cash equivalents	$27,216	$43,476
Restricted cash included in current assets	3,600	3,950

Total Cash, Cash Equivalents and Restricted Cash at the End of Period	$30,816	$47,426

See accompanying notes to the condensed consolidated financial statements.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.	Nature of Business and Basis of Presentation

Nature of Business

Getaround, Inc. (“Getaround” or the “Company”) is an on-line car rental service company headquartered in San Francisco, California that was formed as a Delaware corporation in September 2009. The Company provides peer-to-peer car-sharing service powered by its proprietary technology, which allows car owners to earn income sharing their cars with pre-qualified drivers on the Company’s network. As of September 30, 2022, the Company operated globally in major U.S. cities and certain European markets, including France and Norway.

Going Concern and Liquidity

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced losses since its inception and had an accumulated deficit as of September 30, 2022 and December 31, 2021 of $726,527,000 and $625,944,000, respectively. Such losses primarily resulted from the costs incurred in the development of the Company’s technology platform, consumer products and sales and marketing to grow the Company’s user base. The Company expects operating losses and negative cash flows to continue for the foreseeable future as it continues to develop and promote its platform, as well as to grow its user base through new markets.

As of September 30, 2022, and December 31, 2021, the Company had $27,216,000 and $62,516,000, respectively, in unrestricted cash and cash equivalents available to fund future operations. The Company’s capital requirements will depend on many factors and the Company may need to use available capital resources and/or raise additional capital earlier than currently anticipated. Should the Company pursue additional debt and/or equity financing, there can be no assurance that such financing will be available on terms commercially acceptable to the Company. If the Company is unable to obtain additional funding when needed, it will need to curtail planned activities to reduce costs, which will likely have an unfavorable effect on the Company’s ability to execute on its business plan, and have an adverse effect on its business, results of operations and future prospects. These matters raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

COVID-19 Pandemic

On January 30, 2020, the World Health Organization declared the outbreak of a novel coronavirus strain (“COVID-19”) a global health emergency and characterized the outbreak as a pandemic on March 11, 2020. As a result, the pandemic severely restricted the level of economic activity globally and continues to have an unprecedented effect on the global travel and hospitality industry. At times governments and regulatory authorities have implemented measures to contain the COVID-19 pandemic, such as imposing restrictions on travel and business operations. Given the daily evolution of the COVID-19 outbreak, it is still uncertain what the full magnitude of the pandemic will have on the Company’s financial condition, liquidity and future results of operations.

As the impact of COVID-19 continues to evolve, estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require increased judgment and carry a higher degree of variability and volatility. These estimates and assumptions may change in

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

future periods and will be recognized in the consolidated financial statements as new events occur and additional information becomes known. To the extent the Company’s actual results differ materially from those estimates and assumptions, the Company’s future consolidated financial statements could be affected. In response, management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Accounting

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. As such, the information should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2021. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and an Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Other than ASC 842 (defined below within Note 2 “Recently Adopted Accounting Standards”) which was adopted January 1, 2022, as discussed in Note 2, these interim condensed consolidated financial statements follow the same significant accounting policies as those included in our audited consolidated financial statements for the year ended December 31, 2021. In the opinion of management, these condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the condensed consolidated financial position, results of operations, and cash flows for these interim periods.

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the unaudited condensed consolidated financial statements herein.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and the accompanying notes. The most significant matters involving management’s estimates include those related to accounts receivable, claims allowances, useful lives of intangible assets and property and equipment, assessment of possible impairment of its intangibles and long-lived assets, valuation of deferred income tax assets, fair value of preferred stock warrants, certain convertible notes payable and stock-based awards. Actual results may ultimately differ from management’s estimates. Revenue, expenses, assets and liabilities can vary during each quarter of the year. Therefore, the results and trends in these financial statements may not be representative of the results that may be expected for the year ending December 31, 2022.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are uncollateralized customer obligations due under specific customer agreements and/or contracts. Payment terms vary with each customer, but the majority of contracts provide for payment within 30 to 45 days of invoice date, and no discounts are offered.

The allowance for doubtful accounts is determined based upon a specific identification of balances, the collection of which, in management’s opinion, is doubtful. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine whether a specific allowance is appropriate. After all attempts to collect a receivable have failed, the receivable is written-off against the allowance. Based upon the information available, management has reserved an allowance for doubtful accounts in the amount of $5,418,000 and $6,890,000 as of September 30, 2022, and December 31, 2021, respectively.

Offering Costs Associated with the SPAC Transaction

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consist of professional fees incurred through the balance sheet date that are related to our SPAC transaction which have been capitalized within prepaid expenses and other current assets and will be reclassed to stockholders’ equity upon consummation of the SPAC transaction. As of September 30, 2022, offering costs of $2,907,000 have been capitalized as consulting services within prepaid expenses and other current assets. (See Note 6 - Prepaid expenses and other current assets)

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, and since that date has issued subsequent amendments to the initial guidance intended to clarify certain aspects of the guidance and to provide certain practical expedients that entities can elect upon adoption (referred to collectively as “ASC 842”). ASC 842 introduces new requirements to increase transparency and comparability among organizations for leasing transactions for both lessees and lessors. The principle of ASC 842 is that a lessee recognizes assets and liabilities that arise from leases. Lessees need to recognize a right-of-use asset and a lease liability for all leases (other than leases that meet the definition of a short-term lease). The lease liability is equal to the present value of lease payments, and the right-of-use asset is equal to the lease liability, adjusted for other factors. For income statement purposes, ASC 842 requires leases to be classified as either operating or finance. Operating leases result in a straight-line expense pattern while finance leases result in a front-loaded expense pattern. Lessor accounting remains largely unchanged, other than certain targeted improvements intended to align lessor accounting with the lessee accounting model and with the updated revenue recognition guidance.

The Company adopted ASC 842 effective January 1, 2022 using the modified retrospective transition approach and elected to apply the new guidance at the adoption date without adjusting comparative periods presented. Comparative information has not been restated and will continue to be reported under accounting standards in effect for those periods. In adopting the new guidance, the Company elected to apply the package of transition practical expedients, which allows the Company not to reassess: (1) whether any expired or existing contracts contain leases under the new definition of a lease; (2) lease classification for any expired or existing leases; and (3) whether previously

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

capitalized initial direct costs would qualify for capitalization under ASC 842. In transition, the Company did not elect to apply the hindsight practical expedient, which permits entities to use hindsight in determining the lease term and assessing impairment of right-of-use assets.

The adoption of ASC 842 resulted in the recognition of a new right-of-use assets and lease liabilities on the balance sheet for all operating leases. For the period ended December 31, 2021, the short-term and long-term deferred rent and lease incentive obligation liabilities were $643,000 and $6,661,000, respectively. As a result of the Company’s adoption on January 1, 2022, the Company recorded operating right-of-use assets of $14,341,000 including an offsetting deferred rent and lease incentives of $7,006,000, along with associated operating lease liabilities of $21,347,000. Additional disclosures required by this standard have been included in Note 10 - Leases.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company adopted ASU 2019-12 effective January 1, 2022, which did not have a material impact on the Company’s condensed consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Topic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies existing guidance for freestanding written call options which are equity classified and remain so after they are modified or exchanged in order to reduce diversity in practice. The Company adopted ASU 2021-04 effective January 1, 2022, which did not have a material impact on the Company’s condensed consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). This ASU amends guidance on reporting credit losses for assets held at amortized cost and available for sale debt securities. For assets held at amortized cost, the amendment eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost of the financial assets to present the net amount expected to be collected. ASU 2016-13 is effective for the Company as of January 1, 2023 and early adoption is permitted. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in the ASU remove certain separation models for convertible debt instruments and convertible redeemable preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU is effective fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its condensed consolidated financial statements.

There are other new accounting pronouncements issued by the FASB that the Company has adopted or will adopt, as applicable, and the Company does not believe any of these accounting pronouncements have had, or will have, a material impact on its condensed consolidated financial statements or disclosures.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

3. Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable, convertible promissory notes, common and preferred stock warrant liabilities. The recorded carrying amounts of cash and equivalents, accounts receivable and accounts payable approximates fair value due to their short-term nature. The balances outstanding under the notes payable agreements are considered to approximate their estimated fair values as the interest rates approximate market rates. The convertible promissory notes and common and preferred stock warrant liability are carried at fair value.

Assets and liabilities recognized at fair value on a recurring basis in the condensed consolidated balance sheets consists of cash equivalents, warrant liabilities, certain portions of convertible notes payable, and related party convertible notes payable. These items are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following tables summarize the Company’s financial instruments at fair value based on the fair value hierarchy for each class of instrument (in thousands):

September 30, 2022
	Fair Value Measurement
	Level 1	Level 2	Level 3
Assets:
Money market account	$4,837	$—	$—
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$(64,917)
Common stock warrant liability	$—	$—	$(459)
Convertible Promissory Notes	$—	$—	$(62,707)

December 31, 2021
	Fair Value Measurement
	Level 1	Level 2	Level 3
Assets:
Money market account	$4,519	$—	$—
Liabilities:
Redeemable convertible preferred stock warrant liability	$—	$—	$(48,167)
Common stock warrant liability	$—	$—	$(337)
Convertible Promissory Notes	$—	$—	$(34,803)

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Convertible Redeemable Preferred Stock Warrants & Common Stock Warrant Liability

The Company measured its redeemable convertible preferred and common stock warrants at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the redeemable convertible preferred and common stock warrants related to updated assumptions and estimates were recognized as a warrant liability fair value adjustment, respectively, within the consolidated statements of operations and comprehensive loss.

The fair value of the redeemable convertible preferred and common stock warrants, as of September 30, 2022 and December 31, 2021, were determined utilizing the probability weighted average of 50% and 50% as of September 30, 2022 and 25% and 75% as of December 31, 2021 from i) a Black-Scholes calculation and ii) the OPM as each respective period end.

The fair value of the Company was determined utilizing both income and market approaches, which were probability weighted by 50% and 50% as of September 30, 2022 and 25% and 75% as of December 31, 2021 depending on the scenario of i) a consummation of a SPAC transaction or ii) remaining private, respectively.

The valuation methodology utilized under the remain private scenario was determined by first valuing the Company’s total equity, as of the end of each respective period. This value was determined utilizing both income and market approaches which were weighted equally in the valuation. The income approach was applied through the use of a discounted cash flow analysis and the market approach was applied through the use of guideline public company multiples that were used to value the Company under certain scenarios.

In determining the value under the consummation of a SPAC transaction scenario the Company utilized the terms of the SPAC Merger Agreement along with the publicly traded SPAC entity’s share price as of the valuation date as the SPAC transaction had been announced in May 2022. In addition, as the Merger Agreement provides shareholders the right to receive an Earnout, the Company determined the probability-weighted value per share associated with the Earnout by utilizing a Monte Carlo simulation to determine the probability of achieving the Earnout and its fair value.

The Company then utilized the option pricing method (OPM), using the calculated value of total equity as the basis for the Black-Scholes option pricing model to determine the fair value of the Company allocable to each share class, including the redeemable convertible preferred and common stock warrants, based on the Company’s capital structure and rights of each share class.

The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred and common stock warrants include:

•	the timing of potential events (for example, a potential sale of the business or public offering) and their probability of occurring,

•	the selection of guideline public company multiples,

•	a discount for the lack of marketability of the preferred and common stock,

•	the projected future cash flows, and

•	the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

An increase or decrease in any of the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

The Company calculated the estimated fair value of warrants as of September 30, 2022 and December 31, 2021, respectively, using the following assumptions:

	September 30, 2022	December 31, 2021
Expected volatility	68.0% - 101.0%	66.9% - 82.7%
Risk-free interest rate	3.9% - 4.2%	0.2% - 1.5%
Expected dividend yield	—	—
Expected term (years)	1.1 - 8.4	0.5 – 9.1

The following table presents changes in the Level 3 warrant liability measured at fair value for the periods ended September 30, 2022 and December 31, 2021, respectively (in thousands):

Nine months ended September 30, 2022
	Convertible Redeemable Preferred Stock Warrants	Common Stock Warrants
Balance (beginning of period)	$48,167	$337
Additions	—	—
Fair value measurement adjustments	17,399	122
Exercised	(649)	—
Balance (end of period)	$64,917	$459

Year ended December 31, 2021
	Convertible Redeemable Preferred Stock Warrants	Common Stock Warrants
Balance (beginning of period)	$35,473	$277
Additions	916	—
Fair value measurement adjustments	15,293	60
Exercised	(3,515)	—
Balance (end of period)	$48,167	$337

During the nine months ended September 30, 2022 and the year ended December 31, 2021 the Company had no transfers between levels of the fair value hierarchy of its assets measured at fair value.

Convertible Promissory Notes

The Company measures its convertible promissory notes at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the convertible promissory notes related to updated assumptions and estimates were recognized as a convertible promissory notes fair value adjustment within the consolidated statements of operations and comprehensive loss.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

In determining the fair value of the 2021 Convertible Promissory Notes as of September 30, 2022 and December 31, 2021, the Company applied the probability-weighted expected return method (“PWERM”). The PWERM determines the value of an instrument based upon an analysis of future values for the potential instrument payouts under different future outcomes. The instrument value is based upon the present value of the probability of each future outcome becoming available to the instrument holders, and the rights of each security. Utilizing the PWERM, the Company assessed the probability that the 2021 Convertible Promissory Notes would be converted to common stock through the consummation of a SPAC transaction or as a result of a Qualified Financing, weighted with a probability of 50% and 50%, respectively, as of September 30, 2022 and weighted with a probability of 25% and 75%, respectively, as of December 31, 2021. Utilizing the PWERM, the Company assessed the probability that the Bridge Loans convertible promissory notes that were issued in the second and third quarter of 2022 would be converted to common stock through the consummation of a SPAC transaction or as a result of a liquidation transaction, weighted with a probability of 50% and 50% as of September 30, 2022. Additional inputs used in applying the PWERM were: i) the expected timing of the conversion, ii) the amount subject to equity conversion, the sum of the notes’ principal and unpaid accrued interest, iii) the contractual conversion price adjustment, iv) expected volatility, v) risk-free interest rate, and vi) the discount rate, based on considerations of the comparable cost of capital for private mezzanine debt investments, and current market yields for the CCC-rated corporate bonds.

As of September 30, 2022, the if-converted value of the 2021 Convertible Promissory Notes exceeds the principal by $5,769,000 if converted by a qualified financing and by $4,464,000 if converted by a qualified SPAC transaction.

As of September 30, 2022, the if-converted value of the Bridge Loans exceeds the principal by $4,443,000 if converted by a liquidation transaction and is less than the principal by $11,703,000 if converted by a qualified SPAC transaction.

An increase or decrease in any of the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.

The Company calculated the estimated fair value of convertible promissory notes as of September 30, 2022 and December 31, 2021, respectively, using the following assumptions:

2021 Convertible Promissory Notes	September 30, 2022	December 31, 2021
Contractual conversion price adjustment	80.0% - 85.0%	80.0% - 85.0%
Discount rate	20%	11.9%
Expected term (years)	0.1 - 0.3	0.3 - 0.5

2022 Bridge Loans	September 30, 2022
Expected volatility	71.0%
Risk-free interest rate	3.9%
Discount rate	26.9%
Expected term (years)	0.1 - 1.3

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

The following table presents changes in the Level 3 convertible promissory notes measured at fair value for the periods ended September 30, 2022 and December 31, 2021, respectively (in thousands):

Nine months ended September 30, 2022
	2021 Convertible Promissory Notes	Bridge Loans
Balance (beginning of period)	$34,803	$—
Additions	—	31,800
Fair value measurement adjustments	(266)	(3,630)
Conversion	—	—
Balance (end of period)	$34,537	$28,170

Year ended December 31, 2021
2021 Convertible Promissory Notes
Balance (beginning of period)	$—
Additions	29,420
Fair value measurement adjustments	5,383
Conversion	—
Balance (end of period)	$34,803

4.	Contingent Compensation

In April 2019, the Company entered into an agreement to purchase 100% of the outstanding shares of Drivy for total consideration of $155,607,000, of which $99,317,000 was paid in cash and $56,290,000 was paid in the Company’s common stock. The transaction was collateralized by a $10,000,000 letter of credit presented under restricted cash on the Company’s consolidated balance sheets. Drivy is the largest car-sharing service provider in Europe and is headquartered in Paris, France, with subsidiaries in Germany, Spain, Belgium, Austria and the United Kingdom. The purpose of the acquisition was to establish an international presence in the car-sharing industry.

As of the acquisition date, the Company owned approximately 81% of the stock of Drivy. The remaining 19% was held by employees and the Company has a put and call option structure in place that permits it to acquire these shares in approximately equal annual tranches over the course of three years from the acquisition date. At the time of the acquisition, approximately 58% of the remaining 19% of Drivy’s shares with associated put and call options were to be settled in cash, and 42% were to be settled in the Company’s common stock. On the basis the holder of the shares remains in employment with the Company, the holder has the option to cause the Company to purchase for cash or exchange for Getaround shares the proportionate number of the outstanding

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Drivy shares, at each anniversary. The amount payable in cash and number of the Company’s common shares to be issued are fixed. The total number of the Company’s common shares expected to be issued in settlement of this put and call option was 2,919,582 in exchange for 37,971 Drivy shares as of the acquisition date. Should the holder of the shares decide to leave the Company before the third anniversary of the acquisition, or if the holder is dismissed from the Company for cause, the Company can cause the holder of the shares to sell or exchange the remaining outstanding shares at their par value of euro 0.01 per share, as opposed to the agreed-upon acquisition price per share. Similarly, under such circumstances, the holder could still exercise the put option, but their remaining outstanding shares will be sold or exchanged at their par value of euro 0.01 per share.

Because this put and call option structure gives rise to both an option and an obligation of the Company to purchase the remaining 19% of the outstanding shares of Drivy as of the acquisition date, and because the put and call option structure is considered contingent compensation dependent upon continuous employment, the Company records compensation expense and a corresponding liability as the underlying employee services are performed, and does not present any non-controlling interest in the condensed consolidated financial statements. The contingent compensation liability related to the put and call options, which is remeasured each reporting period, is presented in other accrued liabilities within the “Compensation” line in the amount of $44,000 and $5,087,000 as of September 30, 2022 and December 31, 2021, respectively. (See Note 7 - Other Accrued Liabilities). Of that amount, $3,620,000 is related to amounts to be settled in the Company’s shares based on the fair value of Company’s common stock as of December 31, 2021, respectively, while the remaining balance is related to amounts to be settled in cash. In June 2022 2,919,582 shares of common stock were issued to settle the outstanding contingent compensation liability associated with the put and call options structure related to the acquisition of Drivy in April 2019. Therefore, as of September 30, 2022 the remaining liability balance of $44,000 is to be settled in cash.

The expense related to the put call option agreement, which was included in the condensed consolidated statements of operations and comprehensive loss, was as follows (in thousands):

Nine months ended September 30,	2022	2021
Sales and marketing	$26	$115
Operations and support	31	142
Technology and product development	74	296
General and administrative	1,049	12,016

Total	$1,180	$12,569

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

The following table details the amounts accrued as components of short-term and long-term liability as of September 30, 2022 and December 31, 2021 related to the put call option agreement (in thousands):

	Other Accrued Liabilities	Other Long-Term Liabilities
Beginning balance as of January 1, 2021	$7,078	$1,963
Additions	13,839	—
Payments	(14,280)	(963)
Changes in fair value for share settled liability	(2,550)	—
Reclassification from Long term to Short term	1,000	(1,000)

Ending balance as of December 31, 2021	$5,087	$—
Additions	158	—
Payments	(1,581)	—
Settlements through issuance of common stock	(4,642)	—
Changes in fair value for share settled liability	1,022	—

Ending balance as of September 30, 2022	$44	$—

As of September 30, 2022, the Company’s estimated no additional future liability for contingent compensation from the put and call options related to future services to be settled in cash. The value of the share-settled component will vary with the fair value of Company’s common stock.

In addition to the put and call option, the Company entered into separate cash bonus arrangement with Drivy’s key employees that is dependent upon continued employment and passage of time (“retention consideration”). The accrued obligations as of September 30, 2022 and December 31, 2021 is $750,000 and will be paid out as short-term retention consideration in relation to the transaction.

5.	Revenue

The following table present Company’s revenues disaggregated by geography (in thousands):

Nine months ended September 30,	2022	2021
Service revenue:
United States	$25,452	$28,517
Europe	18,515	18,216

Total service revenue	43,967	46,733

Lease revenue:
United States	654	885
Europe	404	588

Total lease revenue	1,058	1,473

Total Revenue	$45,025	$48,206

Contract Balances

Contract assets include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. The contract assets are reclassified to receivables when the rights become unconditional. The Company’s contract assets as of September 30, 2022 and December 31, 2021 in the amount of $628,000 and $681,000, respectively, are included in prepaid expenses and other current assets on the condensed consolidated balance sheets. The contract assets are typically invoiced within a month of recognition. The Company’s contract assets as of January 1, 2022 and 2021 amounted to $681,000 and $530,000, respectively.

Contract liabilities are recorded as deferred revenues and include payments received in advance of performance under the contract. Contract liabilities are realized when services are provided to the customer. Contract liabilities as of September 30, 2022 and December 31, 2021 in the amount of $866,000 and $310,000, respectively, are reported as a component of current liabilities on the condensed consolidated balance sheets. All opening amounts of the December 31, 2021 and 2020 contract liabilities were recognized during the periods ended September 30, 2022 and December 31, 2021, respectively. The Company’s contract liabilities as of January 1, 2022 and 2021 amounted to $310,000 and $452,000, respectively.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Advertising services	$199	$699
Rent	86	459
Compensation	91	120
Sales taxes	341	1,440
Subscriptions	772	1,061
Parking	85	72
Legal services	16	16
Insurance	193	644
Recruiting services	—	54
Consulting	2,921	27
Contract assets	628	681
Owners compensation	730	—
Other	973	617

Prepaid Expenses and Other Current Assets	$7,035	$5,890

7.	Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Claims payable	$10,183	$8,132
Compensation	4,147	9,176
Professional services	5,861	2,342
Lease incentive obligation	—	606
Deferred rent	—	37
Insurance	717	362
Vehicle leases	625	744
Sales tax	3,801	3,040
Other	3,323	2,952

Other Accrued Liabilities	$28,657	$27,391

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

8.	Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	September 30, 2022	December 31, 2021
Deferred rent	$—	$2,725
Lease incentive obligation	—	3,936
Other	—	190

Other Long-Term Liabilities	$—	$6,851

9.	Notes Payable

Convertible Notes Payable

As of September 30, 2022, there were no changes to the terms of the Company’s iHeart Media Note Payable that was outstanding as of December 31, 2021. For the nine months ended September 30, 2022 and 2021 $4,000 and $4,000 of interest expense was recognized.

Subordinated Convertible Promissory Notes Financing (Convertible Promissory Notes)

As of September 30, 2022, there were no changes to the terms of the Company’s 2021 Convertible Promissory Notes there were outstanding as of December 31, 2021.

Bridge Loans

During 2022, the Company issued a total of $31,800,000 in subordinated convertible promissory notes (“Bridge Loans”) to multiple parties. The Bridge Loans mature on May 1, 2024 and accrue interest at 1.85% per annum. The Company has the right to issue subordinated convertible promissory notes with the counterparties up to a principal amount of $50,000,000. The counterparties have subordinate status to the Deutsche Bank Loan entered into during October 2021. In the event of the consummation of a Qualified Financing, Qualified IPO, or SPAC Transaction, the Bridge Loans will convert at a conversion price equal to 70% of the price paid per share under the respective conversion scenario. In the event of a Liquidation Transaction, the Bridge Loans will convert into the right to receive payment in cash equal to any unpaid accrued interest on the note plus the outstanding principal balance multiplied by 1.5 plus any unpaid costs and expenses in connection with the agreement.

The 2021 Convertible Promissory Notes and Bridge Loans were accounted for at fair value with changes in fair value being recognized under Convertible Promissory Note Fair Value Adjustment within the income statement (See Note 3 - Fair Value).

For the nine months ended September 30, 2022 no interest expense was separately recognized as the accrued interest is factored into the fair value of the notes as of September 30, 2022.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

The Company’s convertible notes payable balances were as follows (in thousands):

	September 30, 2022	December 31, 2021
iHeart Convertible Note	$474	$474
2021 Convertible Promissory Notes measured at fair value	34,537	34,803
Bridge Loans measured at fair value	28,170	—

Total Convertible Notes Payable	$63,181	$35,277

Notes Payable

Horizon Loan

In November 2020, the Company entered into a loan agreement with a lender for a $18,000,000 note payable. On February 28, 2021, the Company drew upon an additional $7,000,000, for a total note payable of $25,000,000. On October 8, 2021, the Horizon Loan was paid off and refinanced with the Deutsche Bank Loan, discussed below. For the nine months ended September 30, 2021, $2,043,000 of interest expense was recognized and the debt discount was amortized by $172,000.

Deutsche Bank Loan

In October 2021, the Company entered into a loan agreement for a $75,000,000 note payable, with Deutsche Bank as the lead arranger. The Company used a portion of the proceeds to pay off the outstanding Horizon Loan principal of $25,000,000 along with related early repayment fees of $1,875,000. The note matures on October 7, 2023 and the Company must make monthly interest-only payments at a rate of 10% per annum for the first twelve months, 11% per annum during the next six months, and 12% per annum for the remaining term of the note until the maturity date, at which point the principal is to be paid in full along with a final payment fee of $3,375,000. The Company pledged as collateral all intellectual property held in the US, which has no book value, and the Company’s equity interests of its subsidiaries. The note has an effective interest rate of 13.91%. The Company capitalized $607,000 in issuance costs and recorded a debt discount of $675,000 in connection with the note.

The 2021 Credit Agreement requires mandatory repayments in the event of either (1) an acceptable SPAC transaction or acceptable primary equity issuance with a valuation of Getaround’s equity interests of at least $1.0 billion is not consummated on or prior to October 31, 2022, or (2) if our total revenues as of the last day of any fiscal quarter ending on or after September 30, 2022 is below a certain threshold for the last twelve months. Upon either event, Getaround is required to repay 4.17% (8.34% for the first month following a transaction consummation event or for the first two months following a revenue threshold event) of the principal amount outstanding as of the date of the event payable monthly on the first business day of the immediately following month and continuing until the maturity date. Subsequent compliance after the initial event will not alter the monthly mandatory repayment obligation.

Additionally, the 2021 Credit Agreement also requires mandatory repayment if, after entering into the 2021 Credit Agreement, Getaround: (i) receives any cash proceeds from any capital contribution or any issuance of subordinated debt or equity interests, other than those permitted, of an amount equal to 100% of the net cash proceeds of the respective issuance and shall be applied pro rata on such date, provided the issuance is based on a valuation of all equity interests of Getaround of an amount equal to or greater than $1.0 billion, such repayment shall not exceed $40.0 million. (ii) receives any cash proceeds from any issuance or incurrence of indebtedness, other than permitted, of an amount equal to 100% of the net cash proceeds of the respective incurrence of indebtedness

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

which shall be applied pro rata on such date; (iii) receives any cash proceeds from any asset sale in which the proceeds exceed $1.0 million per transaction or series of related transactions and $5.0 million in the aggregate per fiscal year, of an amount equal to 100% of the net sale proceeds which shall be applied pro rata on such date, subject to certain exceptions; (iv) experiences a change of control; and (v) receives any cash proceeds from any recovery event, unless such proceeds don’t exceed $1,000,000 in aggregate for all such recovery events over the term of the loan or if the proceeds are in respect to automobile insurance claims made in the ordinary course of business, of an amount equal to 100% of the net cash proceeds from such event which shall be applied pro rata on such date, subject to certain exceptions.

In September 2022, the Company entered into an amendment to the loan agreement with Deutsche Bank as lead arranger to amend the mandatory repayment conditions to extend the date by which an acceptable SPAC transaction or acceptable primary equity issuance is required to be consummated until October 31, 2022. In addition, the final payment fee was increased to $4,125,000 from $3,375,000. Please refer to Note 19- Subsequent Events for information on the amendment to the loan agreement the Company entered into in November 2022.

During the nine months ended September 30, 2022, $5,688,000 of interest expense was recognized and the issuance costs and debt discount were amortized by $282,000 and $315,000, respectively, in addition to an expense of $1,576,000 for an accrual of the final payment fee noted above.

Prêt Garanti par l’État (“PGE”) Loan

In response to the COVID-19 Pandemic, the French Government enacted a State Guarantee Scheme for new loans granted by financial institutions to aid French businesses from the period of March 16, 2020 through June 30, 2022. Loans cannot have a duration exceeding a period of six years from the date of the first disbursement. In November 2020, the Company entered into Loan agreements with three French lenders for a total of 4,500,000 euros of notes payable. Of which, 3,000,000 euros of the notes were interest free during the initial one-year term with the remaining 1,500,000 euros having a 2.25% fixed interest rate and a recurring annual payment of 300,000 euros beginning September 2021 through June 2026. The notes payable of 3,000,000 euros initially were to mature during November 2021 and were to be paid in full.

During January 2021, the payment terms of the 1,500,000 euros loan were amended to have a recurring quarterly payment of 75,000 euros beginning September 2021 through June 2026. On July 13, 2021, the Company entered into a discussion to amend the PGE loan terms to defer first payments on 3,000,000 euros of the loan due November 2021 to November 2022. Prior to the amendment, all 3,000,000 euros of the loan principal was due in November 2021. The amendment to the payment terms of the PGE loan was made through two agreements. Effective August 27, 2021, the first agreement deferred a first payment, where the principal of 600,000 euros was to be paid in full in November 2021, to be paid in monthly installments of 12,000 euros beginning December 2022 through November 2026 and added a 0.7% fixed interest rate. Effective October 1, 2021, the second agreement deferred a first payment, where the principal of 2,400,000 euros was to be paid in full in November 2021, to be paid in monthly installments of 49,000 euros beginning December 2022 through November 2026 and added a 1.44% global effective rate.

As of September 30, 2022, $895,000 was classified within short-term debt and a total remaining outstanding principal was $4,041,000. For the nine months ended September 30, 2022 and 2021, $56,000 and $30,000 of interest expense was recognized, respectively.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Paycheck Protection Program (“PPP”)

The Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was enacted on March 27, 2020. Among the provisions contained in the CARES Act is the creation of the PPP that provides for Small Business Administration (“SBA”) Section 7(a) loans for qualified small businesses. On May 1, 2020, the Company received total proceeds of $6,938,000 pursuant to the PPP. In accordance with the loan forgiveness requirements of the CARES Act, the Company used the proceeds from the PPP loan primarily for payroll costs, rent and utilities. The interest rate on the PPP loan is a fixed rate of 1% per annum. The PPP loan was to mature on April 30, 2022.

In June 2021, the Company’s PPP loan principal of $6,938,000 and accrued interest of $79,000 was forgiven by the SBA, of which $32,000 interest expense was recognized during the nine months ended September 30, 2021. The PPP loan and application for forgiveness of the loan remain subject to review and audit by SBA for compliance with program requirements. Accordingly, the Company is subject to audit or review by federal or state regulatory authorities as a result of applying for and obtaining the PPP Loan, and for obtaining forgiveness of the loan. If we were to be audited or reviewed and receive an adverse determination or finding in such audit or review, we could be required to return or repay the full amount of the applicable loan and could be subject to fines or penalties, which could reduce our liquidity and adversely affect our business, financial condition and results of operations.

The Company’s notes payable balances were as follows (in thousands):

	September 30, 2022	December 31, 2021
Deutsche Bank Loan	$75,000	$75,000
PGE Loan	4,041	4,923

Total Notes Payable	79,041	79,923

Less: unamortized debt issuance costs	(239)	(521)
Less: unamortized debt discount	(266)	(581)
Less: short-term portion of PGE Loan	(895)	(464)
Less: short-term portion of DB loan	(37,530)	—

Total Notes Payable, less current portion	$40,111	$78,357

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

10.	Leases

The Company leases corporate office facilities, short-term parking spaces and miscellaneous office equipment under operating lease agreements. The Company’s lease agreements have terms not exceeding eight years.

The components of lease expense for the period ended September 30, 2022 are as follows (in thousands):

Nine months ended September 30, 2022
Operating lease costs	$2,476
Short term lease costs	1,763
Variable lease costs	614
Sublease income	(1,058)

Total Lease Costs	$3,795

Other information related to leases for the nine months ended September 30, 2022 are as follows (in thousands):

Nine months ended September 30, 2022
Operating cash flows used for lease liabilities	$2,974
Right of use assets acquired under operating lease on the adoption of ASC 842	$14,341
Weighted-average remaining lease term (in years):	6.8
Weighted-average discount rate	11.6%

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

Future minimum payments under operating leases as of September 30, 2022, are as follows (in thousands):

Year ending December 31,
From October 1, 2022 to December 31, 2022	$987
2023	4,041
2024	4,138
2025	4,235
2026	4,334
Thereafter	11,060

Total undiscounted future cash flows	28,795
Less: Imputed interest	(8,866)

Total	$19,929

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Supplemental Information for Comparative Periods

Prior to the adoption of ASC 842, future minimum lease payments for noncancellable operating leases as of December 31, 2021 were as follows (in thousands):

Year ending December 31,
2022	$3,990
2023	4,100
2024	4,198
2025	4,295
Thereafter	15,997

Total	$32,580

11.	Commitments and Contingencies

Commitments

As of September 30, 2022, there were no material changes outside the ordinary course of business to the Company’s commitments, as disclosed in the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2021.

Legal Proceedings

From time to time, the Company is subject to potential liability under laws and government regulations and various claims and legal actions that may be asserted against it that could have a material adverse effect on its business, reputation, results of operations or financial condition. Such litigation may include, but is not limited to, actions or claims relating to sensitive data, including its proprietary business information and intellectual property and that of its clients and personally identifiable information of its employees and contractors, cyber-attacks, data breaches and non-compliance with its contractual or other legal obligations.

A liability and related charge are recorded to earnings in the Company’s consolidated financial statements for legal contingencies when the loss is considered probable and the amount can be reasonably estimated. The assessment is re-evaluated each accounting period and is based on all available information, including discussion with outside legal counsel. If a reasonable estimate of a known or probable loss cannot be made, but a range of probable losses can be estimated, the low-end of the range of losses is recognized if no amount within the range is a better estimate than any other. If a material loss is reasonably possible, but not probable and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. The Company expenses legal fees as they are incurred.

In 2020 the Company became involved in certain litigation filed by a former contractor of the Company alleging various Labor Code violations by the Company. The former contractor has asserted claims on a class wide basis and seeks to represent all California contractors and California non-exempt employees from July 2016 to the present. Based upon the Company’s investigation, the Company does not believe the plaintiff’s claims against the Company are valid. However, litigation is unpredictable and there can be no assurances the Company will obtain a favorable final outcome, or be able to avoid unfavorable preliminary or interim ruling. As of December 31, 2021, the Company was able to reasonably estimate the amount of loss, or range of losses, that could result from this matter and recorded an accrual for $200,000. During the nine months ended September 30, 2022 the Company estimated an increase in the amount of loss, resulting in an accrual balance of $250,000 as of September 30, 2022.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

As of September 30, 2022, and December 31, 2021, the Company had accrued $1,245,000 and $1,332,000 respectively related to various pending claims and legal actions. The Company does not believe that a material loss in excess of accrued amounts is reasonably possible.

12.	Income Taxes

The Company’s quarterly tax provision was calculated using a discrete approach, as allowed by ASC 740, Income Taxes, to calculate its interim income tax provision. The discrete method is applied when it is not possible to reliably estimate the annual effective tax rate.

The Company’s benefit for income taxes was $547,000 for the nine months ended September 30, 2022, with an effective tax rate of 0.5%, and $797,000 for the nine months ended September 30, 2021 with an effective tax rate of 0.8%. The effective tax rate differs from the U.S. statutory tax rate primarily due to the valuation allowances on the Company’s deferred tax assets as it is more likely than not that some or all of the Company’s deferred tax assets will not be realized.

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s condensed consolidated balance sheets. To date, the Company has not recognized any interest and penalties in its condensed consolidated statements of operations, nor has it accrued for or made payments for interest and penalties. The Company has no unrecognized tax benefits as of September 30, 2022 and December 31, 2021.

13.	Mezzanine Equity and Stockholders’ Deficit

Convertible Redeemable Preferred Stock

The authorized, issued and outstanding shares of convertible redeemable preferred stock and liquidation preferences were as follows (in thousands, except share amounts):

September 30, 2022
Series	Authorized Shares	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	14,497,716	10,678,459	$10,918	$16,953
Series B	11,980,730	5,216,044	8,407	9,578
Series C	18,526,490	10,836,279	23,844	22,761
Series D	45,812,043	44,439,418	294,940	191,841
Series D-2	2,712,109	—	—	—
Series D-3	5,344,476	5,344,476	50,773	49,587
Series E	23,960,873	18,987,106	72,910	51,709
Series E-1	22,286,950	22,286,925	68,465	56,609
Series E-2	23,437,500	6,784,347	7	8,356
Series E-3	17,829,563	1,244,801	1	3,622

Total	186,388,450	125,817,855	$530,265	$411,016

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

December 31, 2021
Series	Authorized Shares	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	14,497,716	10,678,459	$10,918	$16,953
Series B	11,980,730	5,119,213	8,251	9,338
Series C	18,526,490	10,836,279	23,844	22,761
Series D	45,812,043	44,439,418	294,940	191,841
Series D-2	2,712,109	—	—	—
Series D-3	5,344,476	5,344,476	50,773	49,587
Series E	23,960,873	18,987,106	74,939	51,709
Series E-1	22,286,950	22,286,925	68,465	56,609
Series E-2	23,437,500	6,784,347	7	8,356
Series E-3	17,829,563	995,924	1	3,214

Total	186,388,450	125,472,147	$532,138	$410,368

During the nine months ended September 30, 2022, 248,877 Series E-3 warrants were exercised on a 1:1 basis for Series E-3 convertible redeemable preferred stock at $1.64 per share based on the fair value as of September 30, 2022 (See Note 15 - Warrants). During the same period, 300,000 Series B warrants to purchase were exercised into 96,831 Series B convertible redeemable preferred stock at $2.47 per share based on the fair value as of the exercise date (See Note 15 - Warrants).

Common Stock

The issued and outstanding shares of common stock were as follows:

	September 30, 2022	December 31, 2021
Class B Non-Voting Common Stock	285,937	285,937
Common Stock	61,204,103	57,297,091
Non-Voting Common Stock	22,155,719	22,155,719

Total	83,645,759	79,738,747

During the nine months ended September 30, 2022, 176,463 common stock options were exercised and 810,967 RSUs vested in exchange for 987,430 shares of common stock. Additionally, in June 2022, 2,919,582 shares of common stock were issued to settle the outstanding contingent compensation liability associated with the put and call options structure related to the acquisition of Drivy in April 2019 (See Note 4 - Contingent Compensation).

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Shares of common stock reserved for future issuance are as follows (in whole shares):

	September 30, 2022	December 31, 2021
Convertible redeemable preferred stock	125,817,855	125,472,147
Stock options and restricted stock units outstanding	19,432,132	18,702,704
Warrants for convertible redeemable preferred stock	28,259,306	28,808,183
Warrants for common stock	374,353	354,353
Shares reserved for future award issuance	8,000,613	3,390,543
Contingent compensation put and call options	—	2,919,582

Total Reserved	181,884,259	179,647,512

14.	Stock-Based Compensation

Restricted Stock Units

Restricted stock units (RSUs) activity is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Balance, December 31, 2021	2,090,865	$2.34
RSUs granted	634,000	1.28
RSUs vested	(810,967)	2.52
RSUs canceled	(206,035)	1.87

Balance, September 30, 2022	1,707,863	$1.91

Stock-Based Award Activity

Stock option activity is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in Thousands)
Balance, December 31, 2021(1)	27,058,484	$1.04	8.21	$6,889
Options granted	3,166,600	1.26	9.48	1,116
Options exercised	(176,463)	0.70	2.20	144
Options expired	(548,548)	0.96	—	376
Options forfeited	(1,329,159)	1.24	—	606

Balance, September 30, 2022	28,170,914	1.07	7.77	11,858

Vested and Exercisable, September 30, 2022	7,697,082	$0.89	6.71	$6,233

Vested and Exercisable and Expected to Vest, September 30, 2021	28,170,914	$1.07	7.77	$11,858

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The number of options exercised excludes the common stock options that were legally exercised in exchange of the nonrecourse promissory notes during the year ended December 31, 2021.

In February 2021 the Company entered into nonrecourse promissory note agreements with two shareholders in order to facilitate cashless exercise of 10,446,645 options to exercise common stock, at the originally granted price per share, in exchange for a promissory note in the principal amount of $21,261,000. As the promissory note was nonrecourse, (i) this legal exercise of stock options with a promissory note was not considered a substantive exercise for accounting purposes and instead was accounted for as if it were a stock option grant and (ii) no receivable for amounts due under the promissory note was recorded on the Company’s consolidated balance sheet. The legal issuance of the nonrecourse promissory notes resulted in a modification to the stock option, however no additional stock-based compensation expense was recognized related to this award, based on the grant-date fair value of the award and the fair value at the date of modification, which was determined using the Black-Scholes option-pricing model. Please see Note 18 – Related-party transactions.

The Company recognized stock-based compensation expense related to stock options of $3,974,000 and $7,919,000 for the nine months ended September 30, 2022 and 2021, respectively, which was included in the condensed consolidated statements of operations and comprehensive loss as follows (in thousands):

Nine months ended September 30,	2022	2021
Sales and marketing	$731	$1,533
Operations and support	729	947
Technology and product development	988	2,276
General and administrative	1,526	3,163

Total	$3,974	$7,919

On January 22, 2021, the board of directors authorized the amendment of all stock options previously granted with an exercise price per share greater than the current fair market value to be repriced to the Company’s current fair market value per share. Optionees had the choice to amend options from January 28, 2021 through February 26, 2021. Select employees elected to amend the options subject to the repricing that became effective on February 26, 2021. The re-pricing was treated as a modification of terms of the options outstanding. The fair value of the modification was determined as the difference between the fair value of each option immediately before and after the repricing using the Black-Scholes option pricing model. The re-pricing resulted in recognition of compensation expense in the amount of $1,189,000 for the nine months ended September 30, 2021.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

As of September 30, 2022, there was $11,634,00 of total unrecognized compensation cost related to unvested stock options granted under the plan that is expected to be recognized over a weighted-average period of 2.54 years.

The Company recognized stock-based compensation expense related to RSUs of $971,000 and $1,501,000 for the nine months ended September 30, 2022 and 2021, respectively, which was included in the condensed consolidated statements of operations and comprehensive loss as follows (in thousands):

Nine months ended September 30,	2022	2021
Sales and marketing	$181	$252
Operations and support	187	313
Technology and product development	395	666
General and administrative	208	270

Total	$971	$1,501

As of September 30, 2022, there was $2,699,000 of total unrecognized compensation cost related to unvested RSUs that is expected to be recognized over a weighted-average period of 1.43 years.

Management Alignment Plan

In September 2020, the Company adopted a Management Alignment Plan, which, in the event of change in control, provides certain Company founders and certain critical service providers with an option to receive bonus payments in connection with that event. Management Alignment Plan contemplates a total of 1,200 participating units with value equal to the lesser of (a) 6% of the value of a transaction that gives rise to the change in control event, and (b) $15,000,000. Each unit shall have equal individual value. No amounts have been accrued for potential payments under the Management Alignment Plan as of September 30, 2022 and December 31, 2021 as a change in control was not deemed probable.

Early Exercise of Nonvested Options

At the discretion of the board of directors, certain options may be exercisable immediately at the date of grant but are subject to a repurchase right, under which the Company may buy back any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting. The consideration received for an exercise of an unvested option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liabilities are reclassified into equity as the awards vest. As of September 30, 2022 and December 31, 2021, there were no early-exercised options.

15.	Warrants

Convertible Redeemable Preferred Stock Warrants

During the nine months ended September 30, 2022, 248,877 Series E-3 warrants to purchase shares of Series E-3 convertible redeemable preferred stock were exercised. Upon exercise the Company received $249 in cash with $408,000 previously recorded as a warrant liability was converted to equity (See Note 13 - Mezzanine Equity and Stockholders’ Deficit).

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

During the nine months ended September 30, 2022, 300,000 Series B warrants to purchase shares of Series B convertible redeemable preferred stock were exercised via a cashless exercise pursuant to the original contractual terms. Upon exercise the company received $0 in cash with $240,000 previously recorded as warrant liability was converted to equity (See Note 13 - Mezzanine Equity and Stockholders’ Deficit).

16.	Net loss per share

The Company uses the two-class method to calculate basic net loss per share and applies the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share.

No dividends were declared or paid as of September 30, 2022 and 2021. Undistributed earnings for each period are allocated to participating securities, including the Preferred Stock for applicable periods, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there are no contractual obligation for the Preferred Stockholders to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average shares of common stock outstanding during periods with undistributed losses. The net loss per share does not differ between common stock, non-voting common stock, and class B non-voting common stock.

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common shareholders for the periods ended September 30, 2022 and 2021 (in thousands except per share amounts):

Nine months ended September 30,	2022	2021
Net loss	$(100,583)	$(105,259)
Basic and diluted weighted average common stock outstanding	71,169	68,832
Basic and diluted net loss per share	$(1.41)	$(1.53)

Since the Company was in a loss position for the periods ended September 30, 2022 and 2021, basic net loss per share was the same as diluted net loss per share for the periods presented.

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period (in whole shares):

As of September 30,	2022	2021
Convertible redeemable preferred stock	125,817,855	125,472,147
Stock options and restricted stock units outstanding(1)	29,878,777	29,025,351
Warrants for convertible redeemable preferred stock	28,259,306	28,808,183
Warrants for common stock	374,353	354,353
Shares reserved for future award issuance	8,000,613	3,646,982
Contingent compensation put and call options	—	2,919,582

Total	192,330,904	190,226,598

(1)	Balances are inclusive of the common stock options legally exercised in exchange of the nonrecourse promissory notes.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

17.	Segment and Geographical Area Information

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment.

Geographical Area Information

The table below summarizes the Company’s long-lived assets, which are comprised of property, equipment and operating lease right-of-use assets, net of accumulated depreciation, by geographical area:

	September 30, 2022	December 31, 2021
United States	$22,489	$10,566
Europe	1,596	165

Total	$24,085	$10,731

See Note 5 - Revenue for the Company’s revenues disaggregated by geography.

18.	Related-Party Transactions

In February 2021 the Company entered into nonrecourse promissory note agreements with two shareholders in order to facilitate cashless exercise of 10,446,645 options to purchase common stock. This arrangement resulted in no incremental share-based compensation expense. Please see Note 14 - Stock-based compensation for more details.

During 2022, the Company issued a total of $31,800,000 in Bridge Loans to multiple parties, including to an immediate family member of management in full settlement of the liability from the related party advance on financing in the amount of $4,750,000. Total amount of financing via Bridge Loan provided by the immediate family member of management was $10,000,000. Please see Note 9 - Notes Payable for more details.

Getaround, Inc.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

19.	Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to November 23, 2022, the date that the condensed consolidated financial statements were available to be issued. Except as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Bridge Loans

In fourth quarter of 2022, the Company issued a total of $3,559,985 in subordinated convertible promissory notes (“Bridge Loans”) to multiple parties. The Bridge Loans mature on May 31, 2024 and accrue interest at 1.85% per annum. The Company has the right to issue subordinated convertible promissory notes with the counterparties up to a principal amount of $50,000,000, of which $31,800,000 was issued earlier in the year to multiple parties, including to an immediate family member of management in full settlement of the liability from the related party advance on financing in the amount of $4,750,000 (please refer to Note 18 - Related-Party Transactions). Please refer to the Bridge Loans section of Note 9 - Notes Payable for additional information on the Bridge Loans.

Deutsche Bank Loan

In November 2022, the Company entered into amendments to the loan agreement with Deutsche Bank as lead arranger to amend the mandatory repayment conditions to extend the date by which an acceptable SPAC transaction or acceptable primary equity issuance is required to be consummated until November 30, 2022.

Note Payable

In October 2022, the Company issued a $2,000,000 subordinated promissory note to Braemar Energy Ventures III LP (“Braemar”), a related party and an existing investor in the Company. A member of our Board of Directors holds an interest in Braemar. The promissory note accrues interest at 10% per annum, compounded annually, and the principal and any accrued but unpaid interest will be due and payable upon holder demand at any time on or after October 30, 2023. The Company may also prepay all of the outstanding principal and accrued but unpaid interest under the promissory note at any time, subject to a prepayment premium equal to $200,000 less the amount of accrued but unpaid interest that is prepaid. The promissory note is subordinated to all of the Company’s senior indebtedness, including the Deutsche Bank Loan entered into during October 2021.

Exhibit 99.2

GETAROUND MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise defined herein, defined terms included below have the same meaning as terms defined and included in the proxy statement/prospectus dated November 14, 2022 and filed with the Securities and Exchange Commission by InterPrivate II on November 16, 2022 (the “proxy statement/prospectus”).

The following discussion and analysis provides information that Getaround’s management believes is relevant to an assessment and understanding of Getaround’s results of operations and financial condition. This discussion and analysis should be read together with the consolidated financial statements and the related notes and other financial information of Getaround included in the Form 8-K and the proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth in the proxy statement/prospectus, including information with respect to Getaround’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Forward-Looking Statements,” “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Form 8-K and the proxy statement/prospectus for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless the context otherwise requires, references in this “Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “our,” “us,” the “Company” or “Getaround” refer to the business and operations of Getaround, Inc. and its consolidated subsidiaries prior to the consummation of the Business Combination, which will be the business of New Getaround following the consummation of the Business Combination.

Overview

Getaround is a global carsharing marketplace, powered by proprietary technology designed to make sharing cars simple, digital, on-demand, and automated. We reimagined the traditional car ownership model by empowering consumers, whom we refer to as our guests, to instantly and conveniently access safe, affordable and desirable cars they need while providing earnings potential to car owners who supply them, whom we refer to as our hosts. Our marketplace is designed to allow for a fully digital and contactless experience, without guests needing to wait in line at a car rental facility, manually fill out any paperwork, or meet anyone in person to exchange keys. Since launching in 2011, we have been focused on building and innovating our digital carsharing marketplace in the United States and internationally. As of September 30, 2022, our platform supports approximately 1.7 million unique guests and has approximately 72,000 active cars in more than 1,000 cities across 8 countries worldwide, including in the United States and across Europe.

We believe booking and sharing cars should be a frictionless and hassle-free experience. Our proprietary cloud-based platform, which we call the Getaround Connect Cloud Platform, creates a digital experience that makes it easy for guests to find cars nearby, and for hosts to share their cars with guests, in both high and low population-density geographies. To date, we have facilitated approximately 6 million carsharing trips and our hosts have earned more than $390 million via our marketplace, leading the digital transformation of carsharing with 20 times as many connected cars on our network as compared to our closest competitor as of 2021, according to our estimates.

We have established a broad network of loyal hosts and guests on our platform. Hosts benefit from low entry costs, digital fleet management, and dynamic pricing algorithms and optimization informed through data analytics. Guests benefit from an easy-to-use platform, the ability 24/7 to book cars located nearby by the hour or day, and a contactless booking, pickup and return experience, eliminating the need for in-person interaction. We leverage our powerful technology platform, our scaled network, and the rich data captured from trips to derive insights and to innovate in order to provide hosts and guests an offering that we believe is superior.

The Business Combination

On May 11, 2022, we entered into the Merger Agreement with InterPrivate II, First Merger Sub and Second Merger Sub. InterPrivate II is a special purpose acquisition company formed for the purpose of effecting a business combination with one or more businesses. The Merger Agreement provides for, among other things, the following transactions at the Closing: (a) First Merger Sub will merge with and into Getaround, with Getaround being the surviving corporation of the First Merger, and (b) immediately following the First Merger, Getaround will merge with and into Second Merger Sub, with Second Merger Sub being the surviving company of the Second Merger as a direct wholly owned subsidiary of InterPrivate II. Upon the consummation of the Business Combination, InterPrivate II will be renamed “Getaround, Inc.”

The Business Combination is expected to be accounted for as a reverse capitalization in accordance with GAAP. Under the guidance in ASC 805, InterPrivate II is expected to be treated as the “acquired” company for financial reporting purposes. We expect to be deemed the accounting predecessor of the combined business and will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to be treated as the equivalent of Getaround issuing stock for the net assets of InterPrivate II, accompanied by a recapitalization. The net assets of InterPrivate II will approximate its historical cost with no goodwill or intangible assets recorded in connection with the Business Combination.

The Business Combination is expected to have a significant impact on our future reported financial position and results as a consequence of the reverse capitalization. The most significant changes in our future reported financial position and results are expected to be an estimated net increase in cash (as compared to our consolidated balance sheet at September 30, 2022) of between approximately $399.1 million, under the no redemption scenario, and $145.1 million, under the contractual maximum redemption scenario, and, in each case, including $175.0 million in gross proceeds from the Convertible Notes Financing, offset by the repayment of $78.0 million in borrowings on our credit facility with Deutsche Bank and additional transaction costs for the Business Combination, which are estimated at approximately $20.0 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a result of the Business Combination, we will become the successor to an NYSE-listed reporting company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, non-employee director fees, and additional internal and external accounting, legal and administrative resources.

Bridge Financing

In a series of closings during 2022, Getaround sold $35.4 million aggregate principal amount of Getaround 2022 Bridge Notes pursuant to the Getaround 2022 Bridge Note Purchase Agreement. The Getaround 2022 Bridge Notes accrue interest at a rate of 1.85% per annum and mature in May 2024. Under the terms of the Getaround 2022 Bridge Note Purchase Agreement, Getaround may sell up to an additional $14.6 million aggregate principal amount of Getaround 2022 Bridge Notes. The Getaround 2022 Bridge Notes will automatically convert prior to maturity (i) upon the consummation of Getaround’s initial public offering, into shares of Getaround Common Stock, or (ii) upon the consummation of a business combination with a special purpose acquisition company, into shares of the common stock of such special purpose acquisition company, in each case at a discount to the price per share in such transaction. In the case of a business combination, the then-outstanding principal amount under the Getaround 2022 Bridge Notes, including any accrued interest thereon, will convert at a conversion price equal to $7.00 per share (or 70% of the price per share of the common stock of such special purchase acquisition company). In the event of certain qualified equity financings, the Getaround 2022 Bridge Notes will convert upon the election of the holders thereof into shares of the series and class of Getaround Capital Stock issued in such financing at a discount to the cash price per share in such transaction. The Getaround 2022 Bridge Notes will also convert in the event of any liquidation transaction into the right to receive payment in cash of the outstanding principal amount, plus a premium, and any accrued but unpaid interest.

COVID-19 Update

The global COVID-19 pandemic and the resulting economic contraction has severely restricted the level of economic activity globally and continues to have an unprecedented effect on the global travel and hospitality industry. At times, governments and regulatory authorities have implemented measures to contain the COVID-19 pandemic, such as imposing restrictions on travel and business operations.

In response to COVID-19 and the unpredictable impacts to our business and to the market environment in cities where we operate, we shifted our strategy away from revenue growth and instead focused on preserving car supply and improving unit economics. This change in strategy, beginning in 2020 and continuing throughout 2021, included efforts directed towards: (i) reorganizing departments and personnel within Getaround to re-focus our teams and investments away from customer acquisition and instead on customer retention; (ii) investments in product and personnel to improve variable costs as a percentage of Total Revenues, with a particular focus on reducing trip support costs; (iii) investments in product and data science to improve our monetization of trips, with a particular focus on risk-based pricing improvements; and (iv) reducing certain fixed-cost centers as a percentage of Total Revenues to reduce our net loss. With the pandemic easing in 2022 and with the expectation of forthcoming capital investments, we have gradually returned our focus on growth and customer acquisition, and towards profitably growing our marketplace leveraging our improved unit economics.

Furthermore, the COVID-19 pandemic has had an unprecedented detrimental impact to the global supply chain, increasing the prices of consumer goods and causing concerns among central banks of increased risk of inflation. In response, many central banks across the globe, and in the markets where we operate, have increased key interest rates. While these interest rate increases have not directly impacted Getaround in the financial reporting periods presented in the Form 8-K and the proxy statement/prospectus, there could be adverse impacts to our cost of borrowing should the company seek additional credit financing in the future. We do not have any plans at this time to seek credit financing not otherwise described in this proxy statement/prospectus. We are also monitoring the potential impact to our host community in determining whether increased costs of borrowing are impacting their ability to access auto financing. We believe that our revenue and pricing model sufficiently addresses this risk by ensuring that hosts are generating enough revenue to offset any potential increases to their borrowing costs in the future. We believe this risk may be further mitigated should the increased cost of auto financing lead to reduced consumer demand for car ownership and increased demand for our service.

The ongoing impact of the COVID-19 pandemic on our business and results of operations remains highly uncertain for the foreseeable future and we may experience materially adverse impacts to our business and results of operations. Due to the evolving and uncertain nature of the pandemic, we are not able to estimate the full extent of its impact on our business and results of operations.

Our Revenue Model

We operate a carsharing marketplace and generate revenue from fees charged to guests as well as subscriptions charged to hosts. A significant majority of our revenue in any period depends on a large number of Powerhosts, which we define as any host with multiple active cars in our marketplace. Getaround prices trips dynamically on the platform, leveraging our extensive repository of connected car data from the hundreds of millions of miles driven on our platform to intelligently price the risks of the trip, the market and the guest.

Our pricing system is designed to optimize each individual transaction value by balancing supply and demand information and utilizing dynamic pricing features that depend on multiple transaction attributes, such as trip length and location. The use of dynamic pricing features varies across geographies, as slightly different strategies are appropriate for different regions. In some geographies, all pricing is dynamically priced on a per trip basis, and varies by time of day, day of week, vehicle details, geography, historical demand and supply levels, among other factors. Hosts control the pricing of this model by setting a minimum daily rate for their vehicle, as well as other inputs such as the minimum trip duration. In other geographies, hosts have the option of using our pricing system to dynamically set prices on their vehicle, or to more specifically control prices directly on a per-day basis. If they choose to set prices themselves per-day, the system still provides personalized suggestions for pricing, based on a similar set of attributes and historical data as our fully dynamic model would do. Through these processes both the fee we charge the guest for usage of the vehicle subject to a booking, or the “Trip Price,” and in certain related fees, or “Trip-related Fees,” charged to the guest are capable of being set dynamically. Our pricing system also allows hosts in any geography to significantly increase their revenue yield by varying the Trip Price according to local supply and demand dynamics while Trip-related Fees, such as the booking fee and optional protection plans, are controlled by our pricing system based on a model that determines the risk profile of a trip, according to a number of risk factors such as lead time, trip duration, and an array of other factors. In some cases, prices for Trip-related Fees are set to offset the expected increased cost to the platform from riskier trips. Additionally, our dynamic pricing may improve revenue yield by incentivizing guests to book longer trips, thereby increasing the average order value and associated service revenue and host earnings.

The subscriptions that we charge to hosts vary by geography and typically include a Connect Subscription to access our connected car technology and may also include a Parking Subscription. Fees charged to hosts are independent of booking activity.

The revenue-generating components of a booked trip within our two-sided marketplace include:

•

Guests. For each trip on our platform, the amount we charge the guest consists of the Trip Price plus Trip-related Fees. The Trip Price and certain Trip-related Fees, such as a booking fee, are determined algorithmically at the time of booking while other fees may be charged during or after the trip, such as a toll fee or a late-return fee. The guest may also be charged various taxes, as applicable by geography, which we record as a pass-through and are excluded from Net Marketplace Value.

•

Hosts. For each trip on our platform, we charge a commission to the host based on a percentage of the Trip Price. The average commission on our platform is approximately 40% and the host retains the remaining 60%. A typical trip on our platform may also incur reimbursements back to the host for incidental charges such as low fuel or excess mileage. Third-party liability insurance for the host is included with every trip, provided that we do not provide insurance covering hosts and their vehicles, guests, or third parties where the host is a commercial entity and declines coverage under our policies.

Accordingly, under our model, our revenue consists of the commission that we charge to the host and 100% of the Trip-related Fees, which are net of reimbursements that may have been passed through to the host.

The table below shows the components of an illustrative booked trip, which is typically less than one day. Gross Booking Value and Net Marketplace Value in the table below exclude subscriptions charged to hosts and also exclude reductions in revenue resulting from incentive and refund payments made to hosts and guests. See the sections titled “— Key Business Metrics” and “— Non-GAAP Financial Measures” below for more information on the calculation of these metrics. For illustration purposes, we included a common reimbursement line item for incidental charges and an example of a local sales tax (which we collect and remit to local authorities in certain jurisdictions).

Illustrative Trip Example

Guest
Trip Price (dynamic)	$100.00
Plus: Trip-related Fees (including risk-based fees)	25.00
Plus: Host reimbursements	5.00
Plus: Taxes (as applicable, pass-through)	7.50

Total (Gross Booking Value)	$137.50

Host
Trip Price (dynamic)	$100.00
Plus: Host reimbursements	5.00
Less: Commission paid to Getaround	(40.00)

Total	$65.00

Getaround
Commission paid to Getaround	$40.00
Plus: Trip-related Fees (including risk-based fees)	25.00

Total (Net Marketplace Value)	$65.00

Components of Results of Operations

Total Revenues

We have three revenue streams: Carsharing Revenue, Connect Subscription Revenue, and Parking Revenue.

We generate substantially all of our revenue from our peer-to-peer carsharing marketplace platform that connects hosts and guests. We refer to that revenue stream as “Carsharing Revenue.” Carsharing Revenue is derived from trip reservation and other trip fees collected from guests who book and rent vehicles from the hosts through our platform at a mutually agreed upon rate. Within Europe, we are an intermediary of a sale of third-party vehicle insurance coverage to the guests during the booking process. We charge a nominal amount in exchange for being the intermediary in the sales transaction. Carsharing Revenue is presented net of payments due to hosts given that we act as an intermediary in the arrangement between the host and the guest.

We generate additional revenue from hosts’ subscriptions for the use of IoT hardware devices installed in certain cars, including the Getaround Connect IoT device. We refer to that revenue stream as “Connect Subscription Revenue”.

Carsharing Revenue and Connect Subscription Revenue are presented on a combined basis as “Service revenue” in our consolidated financial statements. Carsharing revenue represents substantially all of our Service Revenue as Connect Subscription Revenue has not been material in the periods presented.

The principal drivers of fluctuations in our Service revenue from period to period are our directed revenue management efforts, such as deliberate changes in pricing and availability optimization, and to a lesser extent, changes in the relative mix of cars on our marketplace, the relative mix of customer-specific use cases at a point in time (e.g., vacation travels and local trips), the scale of different cities across North America and Europe, foreign currency exchange rates, and the local pricing optimizations performed on a per-car and per-trip basis by our dynamic pricing system.

We also generate revenue by subleasing, on a monthly basis, dedicated parking spaces to our hosts. We refer to that revenue stream as “Parking revenue” and present it as “Lease revenue” in our consolidated financial statements.

Our Total Revenues are presented net of incentives and refunds. Please refer to Note 2–Summary of Significant Accounting Policies to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus for additional details on our revenue recognition policy.

Prior to 2021, our lease revenue included revenue we generated from leased vehicles. We collected revenue from users who booked, at an agreed upon rate, vehicles supplied via a lease arrangement. These vehicles were leased by us to accelerate growth by seeding new markets with a steady base of supply as well as to support strategic business partners such as Uber. We were solely responsible for paying vehicle lease costs to the lessor regardless of whether the vehicles were booked for use by guests on the platform, and accordingly we recognized vehicle lease revenue on a gross basis. Vehicle fleet lease revenue included direct lease fees and associated executory costs and were recognized on a straight-line basis evenly over the period of rental. At the beginning of the COVID-19 pandemic in 2020, we terminated our leased vehicles supply arrangements and related activities, and our marketplace supply is now solely comprised of vehicles owned by third-party hosts. As a result, we no longer generate revenue from vehicle leases and our lease revenue consists only of revenue generated from the subleasing of the leased parking spaces.

Costs and Expenses

Cost of Revenue (exclusive of depreciation and amortization)

Cost of Revenue includes payment-processing fees, server hosting charges, and chargebacks associated with operating our platform. Cost of Revenue does not include depreciation and amortization. Cost of Revenue (exclusive of depreciation and amortization) may vary as a percentage of Total Revenues from year to year depending on booking activity on our marketplace.

Sales and Marketing

Sales and marketing expenses consist primarily of online digital advertising, brand advertising, out of home and outdoor advertising, market research, agency costs, trade shows and other events, public relations, and compensation and related personnel costs of our salesforce and marketing teams. We expect that our sales and marketing expense will increase and will vary from period to period as a percentage of net revenue for the foreseeable future.

Operations and Support

Operations and support expense primarily consists of trip support costs, compensation and related expenses of operations personnel, driver’s license and identity checks, parking space lease expense, onboarding expenses and other operating costs. Operations and support expense also includes vehicle lease expense in periods prior to our termination of the leased vehicle supply arrangements. Trip support costs consist of auto insurance, insurance claims support and customer relations costs.

We expect that our operations and support costs will continue to increase for the foreseeable future to the extent that we continue to see growth in our key business metrics. Operations and support expenses may vary as a percentage of Total Revenues from year to year.

Technology and Product Development

Technology and product development expenses consist primarily of prototypes, product testing and testing equipment, and compensation and related personnel costs associated with the development, testing and maintenance of our software, hardware, and user experience. We expect that our technology and product development expenses will increase and vary from period to period as a percentage of Total Revenues for the foreseeable future. Further, as the adverse economic and other impacts from the COVID-19 pandemic continue to ease, we expect our costs associated with research and development activities to increase and become material in the short to medium term as we resume investments in technology and product development and the integration of our global operations and technology platform.

General and Administrative

General and administrative expenses consist primarily of office space and facilities, non-auto insurance, professional services, business tools and subscriptions, and compensation and related personnel costs of our administrative teams. We expect that we will incur additional general and administrative expenses as a result of operating as a public company. We expect that our general and administrative expenses will increase, vary as a percentage of Total Revenues from period to period over the short term, and decrease as a percentage of Total Revenues over the long term.

Depreciation and Amortization

Depreciation and amortization expenses consist of the associated depreciation and amortization of computer equipment, office furniture and equipment, leasehold improvements, and intangibles and the impairment of long-lived assets. We expect that our depreciation and amortization expenses will vary as a percentage of Total Revenues from period to period over the short term, and decrease as a percentage of Total Revenues over the long term.

Gain on Extinguishment of Debt

During the year ended December 31, 2020, the exchange of convertible promissory notes to equity resulted in the recognition of a gain on extinguishment of debt during the period.

During the year ended December 31, 2021, our Paycheck Protection Program loan was forgiven and resulted in the recognition of a gain on extinguishment of debt during the period.

Convertible Promissory Note and Securities Fair Value Adjustment

Certain debt instruments issued by Getaround are carried at fair value on our balance sheet. Changes in fair value of those instruments are captured in our results of operation. Convertible promissory note and securities fair value adjustment consists of unrealized gains and losses as a result of marking our convertible promissory notes to fair market value at the end of each reporting period. We will continue to recognize changes in the fair value of such instruments until each respective instrument is exercised, repaid, or qualifies for equity classification. For additional information on securities carried at fair value and fair value measurement please refer to Note 3 - Fair Value Measurement to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus.

Warrant Liability Fair Value Adjustment

Certain warrants issued by Getaround are deemed to be a liability for accounting purposes and are therefore carried at fair value on our balance sheet. Changes in the fair value of those liabilities are captured in our results of operations. Warrant liability fair value adjustment consists of unrealized gains and losses as a result of marking our liability classified warrants to fair market value at the end of each reporting period. We will continue to recognize changes in the fair value of such warrants until each respective warrant is exercised, expired, or qualifies for equity classification. For additional information on securities carried at fair value and fair value measurement please refer to Note 3 – Fair Value Measurement to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus.

Interest Expense, Net

Interest expense is associated with our outstanding debt, including amortization of debt discounts and issuance costs.

Other Income (Expense), Net

Other income (expense), net consists of various, individually immaterial items that are not directly related to operations of Getaround.

Income Tax Benefit

Income tax benefit consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance against our U.S. deferred tax assets because we have concluded that it is more likely than not that the deferred tax assets will not be realized.

Results of Operations

Nine Months Ended September 30, 2022, Compared to Nine Months Ended September 30, 2021

The following table summarizes our condensed consolidated statements of operations and comprehensive loss for each of the periods presented:

	Nine Months Ended September 30,
(In thousands)	2022	2021
Service revenue	$43,967	$46,733
Lease revenue	1,058	1,473

Total Revenues	45,025	48,206

Costs and Expenses
Cost of revenue (exclusive of depreciation and amortization):
Service	3,754	4,306
Lease	90	136
Sales and marketing	22,736	12,942
Operations and support	39,596	35,452
Technology and product development	13,374	13,728
General and administrative	38,665	48,347
Depreciation and amortization	7,670	9,591

Total Operating Expenses	125,885	124,502

Loss from Operations	(80,860)	(76,296)
Other Income (Expense)
Gain on extinguishment of debt	—	7,017

	Nine Months Ended September 30,
(In thousands)	2022	2021
Convertible promissory note fair value adjustment	3,896	(4,549)
Warrant liability fair value adjustment	(17,521)	(30,332)
Interest expense, net	(7,903)	(2,388)
Other Income, net	1,258	492

Total Other Income (Expense)	(20,270)	(29,760)

Loss, before Income Tax Benefit	(101,130)	(106,056)
Income Tax Benefit	(547)	(797)

Net Loss	(100,583)	(105,259)

Foreign Currency Translation Loss	(19,553)	(8,095)

Comprehensive Loss	$(120,136)	$(113,354)

The following table sets forth the components of our consolidated statements of operations and comprehensive loss for each of the periods presented as a percentage of Total Revenues:

	Nine Months Ended September 30,
(In thousands)	2022	2021
Service revenue	98	97
Lease revenue	2	3

Total Revenues	100	100

Costs and Expenses
Cost of revenue (exclusive of depreciation and amortization):
Service	8	9
Lease	—	—
Sales and marketing	50	27
Operations and support	88	74
Technology and product development	30	28
General and administrative	86	100
Depreciation and amortization	17	20

Total Operating Expenses	279	258

Loss from Operations	(179)	(158)
Other Income (Expense)
Gain on extinguishment of debt	—	15
Convertible promissory note fair value adjustment	9	(9)
Warrant liability fair value adjustment	(39)	(63)
Interest expense, net	(18)	(5)
Other Income, net	3	1

Total Other Income (Expense)	(45)	(61)

Loss, before Income Tax Benefit	(224)	(219)
Income Tax Benefit	(1)	(2)

Net Loss	(225)	(217)

Foreign Currency Translation Loss	(43)	(17)

Comprehensive Loss	(267)	(234)

Comparison of the Nine Months Ended September 30, 2022 and 2021

Total Revenues

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Service revenue	$43,967	$46,733	(6)%
Lease revenue	1,058	1,473	(28)%

Total Revenues	$45,025	$48,206	(7)%

Total revenues decreased by $3.2 million, or 7%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. Fluctuations in the U.S. dollar compared to the Euro unfavorably impacted our Total revenues by $2.5 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.

Service revenue decreased by $2.8 million, or 6%, driven primarily by an increase of $3.0 million in incentives to attract new customers onto the marketplace, a contra-revenue component of our Service revenue, partially offset by incremental Service revenue attributable to an increase in our GBV on a per trip basis. See “Key Business Metrics” below for a discussion of GBV.

Lease revenue decreased by a total of $0.4 million, or 28%, primarily due to Hosts’ greater utilization of parking locations outside of our marketplace of parking providers, which reduced the overall number of parking spaces generating Lease revenue.

Cost of Revenue (exclusive of depreciation and amortization)

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Service	$3,754	$4,306	(13)%
Lease	90	136	(34)%

Total cost of revenue	$3,844	$4,442	(13)%
Percentage of total revenues	9%	9%

Total cost of revenue (exclusive of depreciation and amortization) decreased $0.6 million, or 13%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The overall decrease derived from operational efficiency improvements we continue to make.

Sales and Marketing

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Sales and marketing	$22,736	$12,942	76%
Percentage of total revenues	50%	27%

Sales and marketing expenses increased $9.8 million, or 76%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase was primarily attributable to a year-over-year increase of $9.9 million in brand advertising and related expenses as a result of active investment in marketing, partially offset by a $0.1 million decrease in compensation expense of sales and marketing personnel.

Operations and Support

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Operations and support	$39,596	$35,452	12%
Percentage of total revenues	88%	74%

Operations and support expenses increased $4.1 million, or 12%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase was primarily attributable to a $1.6 million increase in compensation expense due to increases in headcount and wages as we continue to scale our operations, a $1.7 million increase in insurance claims expenses due to supply chain disruptions which increased our vehicle repair costs, and a $0.6 million increase in towing costs.

Technology and Product Development

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Technology and product development	$13,374	$13,728	(3)%
Percentage of total revenues	30%	28%

Technology and product development costs decreased $0.4 million, or 3%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The change was primarily driven by $1.6 million reduction in stock-based compensation expense, partially offset by hiring of temporary engineering staff to support our growth plans.

General and Administrative

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
General and administrative	$38,665	$48,347	(20)%
Percentage of total revenues	86%	100%

General and administrative expenses decreased $9.7 million or 20%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The decrease was largely attributable to $11.0 million in contingent compensation expense that occurred in 2021 that did not reoccur in 2022 (see Note 4 — Contingent Compensation to our consolidated financial statements included in Form 8-K and the proxy statement/prospectus) as well as a $1.7 million reduction in stock-based compensation expense. The decrease was partially offset primarily by a $1.2 million increase in professional services in connection with preparation for becoming a public company, a $0.8 million increase in bad debt expense, a $0.5 million increase in excess insurance cost, and a $1.1 million increase in recruiting expense.

Depreciation and Amortization

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Depreciation and amortization	$7,670	$9,591	(20)%
Percentage of total revenues	17%	20%

Depreciation and amortization expense decreased $1.9 million, or 20%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The net decrease is, in part, due to a $0.4 million impairment expense for a write down of property and equipment in the Netherlands during 2021. No similar impairment expense occurred in 2022. The decrease in depreciation and amortization was also attributable to certain intangibles that were fully amortized in 2021, as well as to the decrease in value of the Euro as compared to the U.S. Dollar.

Gain on Extinguishment of Debt

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Gain on extinguishment of debt	—	$7,017	100%
Percentage of total revenues	—	15%

Gain on extinguishment of debt decreased by $7.0 million, or 100%, for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. In June 2021 our Paycheck Protection Program loan in the amount of $7.0 million was forgiven in full, and no similar gain on extinguishment of debt occurred during the nine months ended September 30, 2022.

Convertible Promissory Note Fair Value Adjustment

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Convertible promissory note fair value adjustment	$3,896	$(4,549)	186%
Percentage of total revenues	9%	(9)%

Loss on convertible promissory note fair value adjustment increased by $8.4 million, or 186%, for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021. Convertible promissory note fair value adjustment fluctuates with the changes in fair value of the underlying financial instruments. Please refer to Note 3 – Fair Value Measurements to our consolidated financial statement included in the Form 8-K and the proxy statement/prospectus for additional details on fair valuation of underlying securities.

Warrant Liability Fair Value Adjustment

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Warrant liability fair value adjustment	$(17,521)	$(30,332)	42%
Percentage of total revenues	(39)%	(63)%

Warrant liability fair value adjustment decreased by $12.8 million, or 42%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. Change in fair value of the warrant liability fluctuates with the changes in the fair value of the underlying securities. Please refer to Note 3 – Fair Value Measurements to our consolidated financial statement included in the Form 8-K and the proxy statement/prospectus for additional details on fair valuation of underlying securities.

Interest Expense, Net

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Interest expense, net	$(7,903)	$(2,388)	231%
Percentage of total revenues	(18)%	(5)%

Interest expense, net, increased by $5.6 million, or 231%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase was primarily driven by an increase in our long-term debt. There was $75.0 million in notes payable issued in October of 2021 that resulted in increased interest expense during the nine months ended September 30, 2022.

Other Income, Net

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Other income, net	$1,258	$492	156%
Percentage of total revenues	2%	1%

Other income, net increased by $0.8 million, or 156%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021, attributable to change in realized and unrealized foreign currency exchange gains and losses, and a mix of miscellaneous expenses unrelated to our core operations.

Income Tax Benefit

	Nine Months Ended September 30,		% Change
(In thousands, except percentages)	2022	2021
Income tax benefit	$547	$797	(31)%
Percentage of total revenues	(1)%	(2)%

Income tax benefit decreased for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The decrease was primarily attributable to the tax impact of the intercompany transfers of property between tax jurisdictions.

Key Business Metrics

We use the following key business metrics to measure our performance, identify trends relevant to our business, formulate financial projections and operating plans, and make strategic decisions. As a marketplace platform we have two main key business metrics: Gross Booking Value and Trips.

Gross Booking Value

Gross Booking Value (“GBV”) represents the dollar value of all service transactions on our platform during a period, charged to both guests and hosts, net of cancellations. This includes charges for transactions resulting from all revenue generating activities, inclusive of all pass-through fees and taxes, net of lease revenue. As such, we consider GBV to be a key indicator of our market scale. Growth of GBV reflects our ability to attract and retain guests and hosts on our platform.

	Nine Months Ended September 30,
(In thousands)	2022	2021
Gross Booking Value	$136,783	$127,759

For the nine months ended September 30, 2022, GBV amounted to $136.8 million, an increase of $9.0 million, or 7%, from the nine months ended September 30, 2021, primarily attributable to the increase in Trip count and improvements in revenue management which generated higher GBV per Trip, partially offset by the unfavorable impact from fluctuations in the U.S. dollar compared to the Euro, as discussed elsewhere in this document.

Trips

Trips are a measure of unit transactions in our marketplace, one of the key variables impacting our service revenue. Trips represent the number of non-cancelled unique bookings that ended during the period, net of trips contributing to lease revenue. A Trip represents a single unit of transaction on our platform. We expect the number of Trips to grow as we attract prospective guests to the platform and as already existing cohorts of guests increase their activity on our platform.

	Nine Months Ended September 30,
(In thousands)	2022	2021
Trips	722	712

For the nine months ended September 30, 2022, we facilitated 722 thousand Trips, an increase of 10 thousand or 1% from the 712 thousand Trips during the nine months ended September 30, 2021. The overall increase in Trips is largely attributable to the increase in marketing investments which drove supply increase and higher availability of vehicles, compared to the same period in 2021.

Non-GAAP Financial Measures

We use Net Marketplace Value, Trip Contribution Profit, Trip Contribution Margin and Adjusted EBITDA, each of which are non-GAAP financial measures, in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with the Getaround Board concerning our financial performance. Our definitions of these non-GAAP financial measures may differ from definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar financial measures. Furthermore, these financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations that are necessary to run our business. Additionally, a limitation of NMV is that it is a measure that we have defined for internal purposes that may be unique to us, and therefore may not enhance the comparability of our results to other companies in our industry that have similar arrangements but present the impact of fees and commissions differently. Thus, these non-GAAP financial measures should be considered in addition to, and not as a substitute for, or in isolation from, financial measures prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure, and to view the non-GAAP financial measures in conjunction with their most directly comparable GAAP financial measures.

Net Marketplace Value

Net Marketplace Value (“NMV”) represents the dollar value of all transactions on our platform contributing to service revenue during a period, charged to both guests and hosts, net of cancellations, hosts’ earnings, incentives, and pass-throughs. NMV does not represent revenue earned by us and is not a substitute for service revenue, which consists of carsharing revenue and Connect subscription revenue recorded in accordance with GAAP. We believe that NMV is a meaningful measure of our operating performance because our ability to generate increases in NMV is strongly correlated to our ability to generate increases in total revenue. Management uses NMV as supplemental information to evaluate the global dollar value of transactions on our platform contributing to service revenue, understand our business and make operating decisions because service revenue by itself is not comparable across geographies due to the accounting treatment of trip insurance related charges to guests. While revenue generated in the United States includes amounts of insurance billed to the guest under GAAP, revenue generated in the rest of the world excludes such amounts under GAAP due to contractual differences.

The following tables present a reconciliation of NMV from the most comparable GAAP measure, Service Revenues, for the periods presented:

	Nine Months Ended September 30,
(In thousands)	2022	2021
Service Revenues	$43,967	$46,733
Plus: EU insurance share(1)	15,922	13,977

Net Marketplace Value	$59,889	$60,710

(1)	Represents the amount of insurance fees charged through the Getaround platform in Europe that are not recognized as revenue.

For the nine months ended September 30, 2022, NMV amounted to $59.9 million, a decrease of $0.8 million, or 1%, from the $60.7 million for the nine months ended September 30, 2021. The change was primarily driven by a $1.9 million increase in the sale of European insurance more than offset by a $2.8 million decrease in Service revenue, including decrease due to the unfavorable fluctuations in the U.S. dollar compared to the Euro discussed elsewhere in this analysis.

Trip Contribution Profit and Trip Contribution Margin

Trip Contribution Profit is defined as our gross profit from Service revenue adjusted for: (i) cost of Service revenue, amortization and depreciation; and (ii) trip support costs, which consist of auto insurance expenses, claims support and customer relations costs. We define Trip Contribution Margin as Trip Contribution Profit divided by Service revenue recognized during the period presented. We believe these measures are leading indicators of our ability to achieve profitability and sustain or increase it over time. Trip Contribution Profit and Trip Contribution Margin are measures we use to understand and evaluate our operating performance and trends. Trip Contribution Profit and Trip Contribution Margin have generally increased over the periods as Service revenue increased while costs considered in the calculation of Trip Contribution Profit decreased as a percentage of Total Revenues.

The following tables present a reconciliation of Trip Contribution Profit from the most comparable GAAP measure, gross profit from Service revenue, for the periods presented:

	Nine Months Ended September 30,
(In thousands, except percentages)	2022	2021
Gross profit from Service revenue	$38,087	$39,857
Gross margin from Service revenue	87%	85%

Plus: Cost of Service revenue, amortization and depreciation	2,126	2,570
Less: Trip support costs	(19,600)	(17,808)

Trip Contribution Profit	$20,613	$24,619
Trip Contribution Margin	47%	53%

Our gross profit from Service revenue is calculated as follows:

	Nine Months Ended September 30,
(In thousands, except percentages)	2022	2021
Service revenue	$43,967	$46,733
Less: Cost of Service revenue, net of amortization and depreciation	(3,754)	(4,306)
Less: Cost of Service revenue, amortization and depreciation	(2,126)	(2,570)

Gross profit from Service revenue	$38,087	$39,857
Gross margin from Service revenue	87%	85%

For the nine months ended September 30, 2022, Trip Contribution Profit amounted to $20.6 million, a decrease of $4 million, or 16%, from the nine months ended September 30, 2021. The change is attributable to a $2.8 million decrease in Service revenue and $1.8 million increase in trip support costs, partially offset by a decrease in cost of Service revenue of $0.6 million.

For the nine months ended September 30, 2022, our Trip Contribution Margin was 47%, a reduction from our Trip Contribution Margin of 53% for the nine months ended September 30, 2021. The reduction in our Trip Contribution Margin is largely attributable to an increase in Trip support costs and an increase in incentives discussed in the Total Revenues section elsewhere in this document.

Adjusted EBITDA

We define Adjusted EBITDA as net income adjusted for: (i) fair value adjustment of instruments carried at fair value; (ii) interest income (expense) and other income (expense); (iii) income tax provision; (iv) gain on extinguishment of debt; (v) depreciation and amortization; (vi) stock-based compensation expense; (vii) contingent compensation; and (viii) certain expenses determined to be incurred outside of the regular course of business which includes: expenses associated with the termination of our leased vehicle supply arrangements, certain legal settlements and business combination-related legal fees, and investments in preparation of going public, initial implementation projects and transaction costs associated with proposed business combinations that are not subject to deferral. Adjusted EBITDA is a key performance measure that we use to assess operating performance and operating leverage of our business. As Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes. Accordingly, we believe that Adjusted EBITDA provides useful to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors. The items excluded from our Adjusted EBITDA calculation are either non-cash in nature, or not driven by core results of recurring operations and therefore not predictable or recurring, rendering comparisons with prior periods and competitors less meaningful.

The following tables present a reconciliation of Adjusted EBITDA from the most comparable GAAP measure, Net Loss, for the periods presented:

	Nine Months Ended September 30,
(In Thousands)	2022	2021
Net Loss	$(100,583)	$(105,259)
Plus: warrant liability, convertible promissory note and securities fair value adjustment	13,625	34,881
Plus: interest and other income (expense), net	6,645	1,896
Minus: income tax provision	(547)	(797)
Minus: gain on extinguishment of debt	—	(7,017)
Plus: depreciation and amortization	7,670	9,591
Plus: stock-based compensation	4,945	9,420
Plus: contingent compensation	1,180	12,569
Plus: expense not incurred in the regular course of business	1,856	4,740

Adjusted EBITDA	$(65,209)	$(39,976)

(1)

Represents retention-based compensation related to a 2019 acquisition (see Note 4 — Contingent Compensation to Getaround’s consolidated financial statements included in the Form 8-K and the proxy statement/prospectus).

For the nine months ended September 30, 2022, Adjusted EBITDA was a loss of $65.2 million, an unfavorable change by $25.2 million, or 63%, from the loss of $40.0 million from the comparable period in 2021, driven primarily by investments in preparation for becoming a public company and a renewed focus on investment in growth.

Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from our financing activities. As of September 30, 2022, our principal sources of liquidity were cash and cash equivalents of $27.2 million, exclusive of restricted cash of $3.6 million. Cash and cash equivalents consisted of institutional money market funds, and similar instruments that have an original maturity date of less than six months and are readily convertible into known amounts of cash. Restricted cash consists of letters of credit collateralizing lease agreements.

As noted above, we have entered into the Merger Agreement with InterPrivate II.

On a pro forma basis, upon consummation of the Business Combination, our cash, cash equivalents and marketable securities would have amounted to approximately $399.1 million at September 30, 2022, under the no redemption scenario, and $145.1 million under the contractual maximum redemption scenario. Based upon our current business plan, we believe that our operating cash flows, together with cash, cash equivalents and marketable securities on hand and the cash we expect to obtain as a result of the Business Combination, and the Convertible Notes Financing, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus for additional information.

We have incurred cumulative losses from inception through September 30, 2022, and expect to incur additional losses for the foreseeable future. Our ability to fund our operations and capital expenditures without the Business Combination will depend on our ability to generate cash from operating activities which is subject to future operating performance, as well as general economic, financial, competitive, legislative, regulatory, and other conditions, some of which may be beyond our control. We expect operating losses and negative cash flows to continue for the foreseeable future as we continue to develop and promote our platform, as well as to grow our marketplace globally. Although we currently anticipate that our existing cash flows, together with cash, cash equivalents, and marketable securities on hand and the cash we expect to obtain as a result of the Business Combination and the Convertible Notes Financing will be sufficient to meet our working capital and capital expenditure needs for the next twelve months, our future capital requirements depend on many factors, including our needs to support our business growth, to respond to business opportunities, challenges or unforeseen circumstances, or for other reasons. As a result, we may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.

Financing Arrangements

Convertible Notes Payable

In a series of closings in May 2021, June 2021, July 2021, August 2021 and October 2021, Getaround sold $29.4 million aggregate principal amount of Getaround 2021 Bridge Notes pursuant to the Getaround 2021 Bridge Note Purchase Agreement. The Getaround 2021 Bridge Notes, as subsequently amended, accrue interest at a rate of 0.12% per annum and mature in November 2023. In a series of closings in June 2022, September 2022 and November 2022, Getaround issued a total of $35.4 million aggregate principal amount of Getaround 2022 Bridge Notes pursuant to the Getaround 2022 Bridge Note Purchase Agreement. The Getaround 2022 Bridge Notes accrue interest at a rate of 1.85% per annum and mature in May 2024. Getaround has the right to issue up to an additional $14.6 million of Getaround 2022 Bridge Notes pursuant to the Getaround 2022 Bridge Note Purchase Agreement. As of September 30, 2022, the aggregate principal amount outstanding under the Getaround 2021 and 2022 Bridge Notes, including accrued but unpaid interest, was $58.0 million. In addition, concurrently with the June 2022 issuance of Getaround 2022 Bridge Notes, an immediate family member of management provided an additional $4.75 million in advance financing in anticipation of additional bridge loan financing, which advance was settled in connection with the September 2022 issuance. Please refer to Note 18 – Related - Party Transactions to our unaudited consolidated financial statement included in the Form 8-K and the proxy statement/prospectus for additional details.

Horizon Loan

In November 2020, Getaround entered into a loan agreement with a lender for an $18.0 million note payable (the “Horizon Loan”). On February 28, 2021, Getaround drew upon an additional $7.0 million, for a total note payable of $25.0 million. The Horizon Loan accrued interest at a rate of 10.5% per annum and had a maturity date of December 1, 2024. On October 8, 2021, the Horizon Loan was paid off and refinanced with the Deutsche Bank Loan, discussed below.

Deutsche Bank Loan

In October 2021, Getaround entered into the 2021 Credit Agreement for a $75.0 million note payable, with Deutsche Bank as the lead arranger (as amended, the “Deutsche Bank Loan”). Getaround used a portion of the proceeds to pay off the then-outstanding indebtedness under the Horizon Loan along with related early repayment fees. The Deutsche Bank Loan matures on October 7, 2023 and Getaround must make monthly interest-only payments at a rate of 10% per annum for the first twelve months, 11% per annum during the next six months, and 12% per annum for the remaining term of the note until the maturity date, at which point the principal is to be paid in full along with a final payment fee of $4,125,000. Getaround pledged as collateral all intellectual property held in the U.S., which has no book value, and Getaround’s equity interests of its subsidiaries.

The 2021 Credit Agreement requires mandatory repayments in the event of either (1) an acceptable SPAC transaction or acceptable primary equity issuance with a valuation of Getaround’s equity interests of at least $1.0 billion is not consummated on or prior to November 30, 2022, or (2) if our total revenues as of the last day of any fiscal quarter ending on or after September 30, 2022 is below a certain threshold for the last twelve months. Upon either event, Getaround is required to repay 4.17% (8.34% for the first month following a transaction consummation event or for the first two months following a revenue threshold event) of the principal amount outstanding as of the date of the event payable monthly on the first business day of the immediately following month and continuing until the maturity date. Subsequent compliance after the initial event will not alter the monthly mandatory repayment obligation.

Additionally, the 2021 Credit Agreement also requires mandatory repayment if, after entering into the 2021 Credit Agreement, Getaround: (i) receives any cash proceeds from any capital contribution or any issuance of subordinated debt or equity interests, other than those permitted, of an amount equal to 100% of the net cash proceeds of the respective issuance and shall be applied pro rata on such date, provided the issuance is based on a valuation of all equity interests of Getaround of an amount equal to or greater than $1.0 billion, such repayment shall not exceed $40.0 million. (ii) receives any cash proceeds from any issuance or incurrence of indebtedness, other than permitted, of an amount equal to 100% of the net cash proceeds of the respective incurrence of indebtedness which shall be applied pro rata on such date; (iii) receives any cash proceeds from any asset sale in which the proceeds exceed $1.0 million per transaction or series of related transactions and $5.0 million in the aggregate per fiscal year, of an amount equal to 100% of the net sale proceeds which shall be applied pro rata on such date, subject to certain exceptions; (iv) experiences a change of control; and (v) receives any cash proceeds from any recovery event, unless such proceeds don’t exceed $1,000,000 in aggregate for all such recovery events over the term of the loan or if the proceeds are in respect to automobile insurance claims made in the ordinary course of business, of an amount equal to 100% of the net cash proceeds from such event which shall be applied pro rata on such date, subject to certain exceptions.

The 2021 Credit Agreement contains various non-financial covenants. Getaround was in compliance with all covenants as of September 30, 2022. As of September 30, 2022, the outstanding debt obligations under the 2021 Credit Agreement were $75.0 million. Under the terms of the Merger Agreement, the 2021 Credit Agreement will be repaid in full at the Closing.

Prêt Garanti par l’État (“PGE”) Loan

In response to the COVID-19 pandemic, the French Government enacted a State Guarantee Scheme for new loans granted by financial institutions to aid French businesses from the period of March 16, 2020 through June 30, 2022. Loans cannot have a duration exceeding a period of six years from the date of the first disbursement. In November 2020, Getaround entered into loan agreements with three French lenders for a total of 4.5 million euros of notes payable (collectively, the “PGE Loan”), of which 3.0 million euros of the notes were interest free during the initial one-year term with the remaining 1.5 million euros having a 2.25% fixed interest rate and a recurring annual payment of 300,000 euros beginning September 2021 through June 2026. The notes payable of 3.0 million euros initially were to mature during November 2021 and were to be paid in full.

During January 2021, the payment terms of the 1.5 million euros loan were amended to have a recurring quarterly payment of 75,000 euros beginning September 2021 through June 2026. On July 13, 2021, Getaround entered into a discussion to amend the terms of the PGE Loan to defer first payments on 3.0 million euros of the loan due November 2021 to November 2022. Prior to the amendment, all 3.0 million euros of the loan principal was due in November 2021. The amendment to the payment terms of the PGE Loan was made through two agreements. Effective August 27, 2021, the first agreement deferred a first payment, where the principal of 600,000 euros was to be paid in full in November 2021, to be paid in monthly installments of 12,000 euros beginning December 2022 through November 2026 and added a 0.7% fixed interest rate. Effective October 1, 2021, the second agreement deferred a first payment, where the principal of 2.4 million euros was to be paid in full in November 2021, to be paid in monthly installments of 49,000 euros beginning December 2022 through November 2026 and added a 1.44% global effective rate.

As of September 30, 2022, the outstanding debt obligations under the PGE Loan were 4.1 million euros.

Paycheck Protection Program

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted on March 27, 2020. Among the provisions contained in the CARES Act is the creation of the Paycheck Protection Program (“PPP”) that provides for Small Business Administration (“SBA”) Section 7(a) loans for qualified small businesses. On May 1, 2020, Getaround received total proceeds of $6,938,000 pursuant to the PPP (the “PPP Loan”). In accordance with the loan forgiveness requirements of the CARES Act, Getaround used the proceeds from the PPP Loan primarily for payroll costs, rent and utilities. The interest rate on the PPP Loan is a fixed rate of 1% per annum. The PPP Loan was to mature on April 30, 2022.

In June 2021, Getaround’s PPP Loan principal of $6,938,000 and accrued interest of $79,000 was forgiven by the SBA, of which $17,000 interest expense was recognized during the six months ended June 30, 2021. The PPP Loan and application for forgiveness of the loan remain subject to review and audit by SBA for compliance with program requirements. Accordingly, Getaround is subject to audit or review by federal or state regulatory authorities as a result of applying for and obtaining the PPP Loan, and for obtaining forgiveness of the loan. If we were to be audited or reviewed and receive an adverse determination or finding in such audit or review, we could be required to return or repay the full amount of the applicable loan and could be subject to fines or penalties, which could reduce our liquidity and adversely affect our business, financial condition and results of operations.

Cash Flows

The following tables summarize our cash flows for the periods indicated:

	Nine Months Ended September 30,
(In thousands)	2022	2021
Net cash used in operating activities	$(63,206)	$(53,338)
Net cash provided by (used in) investing activities	(1,607)	(490)
Net cash provided by financing activities	31,685	38,157
Effect of foreign currency translation on cash, cash equivalents and restricted cash	(2,522)	(1,182)

Net change in cash, cash equivalents and restricted cash and cash equivalents	$(35,650)	$(16,853)

Operating Activities

Net cash used in operating activities was $63.2 million and $53.3 million for the nine months ended September 30, 2022 and 2021, respectively. Comparability of operating cash flows between comparable periods was impacted by changes in working capital primarily driven by following factors: (i) sales volumes and timing of collections, (ii) volume of purchases and timing of payments, (iii) timing and volume of payments related to the cash portion of the contingent compensation liability incurred in connection with the 2019 Acquisition, and (v) fluctuations in liability from obligation to remit insurance fees collected on behalf of an insurance company in Europe due to the timing of payments.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2022 amounted to $1.6 million, consisting entirely of purchases of property and equipment.

Net cash used in investing activities during the nine months ended September 30, 2021 amounted to $0.5 million, consisting entirely of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2022 was $31.7 million, consisting of repayment of a portion of the Prêt Guaranty par l’État Loan, offset by proceeds from the issuance of Bridge loans and exercise of common stock options.

Net cash provided by financing activities for the nine months ended September 30, 2021 was $38.2 million, primarily consisting of $7.0 million in proceeds from the issuance of notes payable, $1.3 million in proceeds from the exercise of stock options, $0.9 million in proceeds from the issuance of convertible redeemable preferred stock warrants, $0.6 million in proceeds from the issuance of convertible redeemable preferred stock, and $28.4 million in proceeds from the issuance of subordinated convertible promissory notes payable.

Contractual Obligations and Commitments

Contractual obligations are cash amounts that we are obligated to pay as part of certain contracts that we have entered into during the normal course of business. Below is a table that shows our contractual obligations as of December 31, 2021:

	Payments Due by Period
(In thousands)	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Long Term Debt(1)	$79,923	$464	$77,359	$2,100	$—
Operating Leases(2)	32,580	3,990	8,298	4,295	15,997

Total Contractual Obligations	$112,503	$4,454	$85,657	$6,395	$15,997

(1)	Refer to Note 11 - Notes Payable to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus.
(2)	Refer to Note 12 - Commitments and Contingencies to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a material penalty are not included in the table above. There were no material modifications to what comprises our contractual obligations between December 31, 2021 and September 30, 2022.

During second and third quarter of 2022, we issued and sold Subordinated Convertible Promissory Notes in an aggregate principal amount of $31.8 million. These notes accrue interest at a rate of 1.85% per annum and mature in May 2024.

Contingencies

We are involved in claims, lawsuits, indirect tax matters, and proceedings arising from the ordinary course of our business. Legal fees and other expenses associated with such actions are expensed as incurred. We record a provision for a liability when we determine that a loss-related matter is both probable and reasonably estimable. We disclose material contingencies when we believe that a loss is not probable but reasonably possible and can be reasonably estimated. These claims, suits, and proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Determining both probability and the estimated amount is inherently uncertain and requires making numerous judgments, assumptions, and estimates. Many of these legal and tax contingencies can take years to resolve. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

For a description of our significant accounting policies, see Note 2 - Summary of Significant Accounting Policies to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our financials are described below.

Fair Value Measurements

We measure fair value based on the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. We use significant unobservable inputs to estimate the fair value of certain assets and liabilities.

Company Valuation and Fair Value Calculation of Convertible Redeemable Preferred Stock Warrants & Common Stock Warrant Liability, and Convertible Promissory Notes

In the absence of a public trading market, the fair value of our common stock was determined by the Getaround Board. The Getaround Board considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards are approved. The factors considered include, but are not limited to:

(i)	the results of contemporaneous independent third-party valuations of our common stock;

(ii)	the prices, rights, preferences and privileges of our preferred stock relative to those of our common stock;

(iii)	the lack of marketability of our common stock;

(iv)	actual operating and financial results;

(v)	current business conditions and projects;

(vi)	the likelihood of achieving a liquidity event; and

(vii)	precedent transactions involving our shares.

The fair value of our common stock was determined with an option pricing method (“OPM”) that utilizes both income and market approaches, which are probability weighted depending on the scenario of (i) a consummation of a business combination transaction with a special purpose acquisition company or (ii) remaining private.

The valuation methodology utilized under the remain private scenario was determined by first valuing our total equity, as of the end of each reporting period. This value was determined utilizing both income and market approaches which were weighted equally in the valuation. The income approach was applied through the use of a discounted cash flow analysis and the market approach was applied through the use of guideline public company multiples that were used to value our company under certain scenarios.

In determining the value under the consummation of a business combination transaction with a special purpose acquisition company scenario, we utilized the preliminary terms of the letter of intent with such special purpose acquisition company. In addition, as the letter of intent provides shareholders the right to receive an earnout, we determined the probability-weighted value per share associated with the earnout by utilizing a Monte Carlo simulation to determine the probability of achieving the earnout and its fair value.

The fair value of our redeemable convertible preferred and common stock warrants is estimated based on the probability weighted average values from (i) a Black-Scholes calculation and (ii) the fair value calculated from the Company Valuation OPM under the scenario of remaining private. The value from the Black-Scholes calculation reflects the value in an initial public offering scenario with the contractual term of the warrants, which is weighted by an estimated probability of a potential initial public offering at the applicable valuation. The value from the OPM reflects the value in an alternative exit scenario at which point the warrants were expected to be exercised. The OPM value was weighted by an estimated probability of a potential alternative exit event at the applicable valuation date.

The significant unobservable inputs into the valuation model used to estimate the fair value of the redeemable convertible preferred and common stock warrants include:

•	the timing of potential events (for example, a potential sale of the business or public offering) and their probability of occurring,

•	the selection of guideline public company multiples,

•	a discount for the lack of marketability of the preferred and common stock,

•	the projected future cash flows, and

•	the discount rate used to calculate the present-value of the estimated equity value allocated to each share class.

In determining the fair value our convertible promissory notes, we applied the probability weighted expected return method (“PWERM”). The PWERM determines the value of an instrument based upon an analysis of future values for the potential instrument payouts under different future outcomes. The instrument value is based upon the present value of the probability of each future outcome becoming available to the instrument holders, and the rights of each security. Utilizing the PWERM, we assessed the probability that the convertible promissory notes would be converted to common stock through the consummation of a business combination transaction with a special purpose acquisition company or as a result of a qualified financing. Additional inputs used in applying the PWERM are: (i) the expected timing of the conversion, (ii) the amount subject to equity conversion, the sum of the notes’ principal and unpaid accrued interest, (iii) the contractual conversion price adjustment, and (iv) the discount rate, based on considerations of the comparable cost of capital for private mezzanine debt investments, and current market yields for CCC-rated corporate bonds.

An increase or decrease in any of the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.

Stock-Based Compensation

We measure compensation expense for all stock-based payment awards, including stock options and restricted stock units granted to employees, directors and nonemployees based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. The determination of the grant date fair value using an option-pricing model is affected by our estimated common stock fair value, as well as assumptions regarding a number of other complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, risk-free interest rate for the expected term of the award and expected dividends. Stock-based compensation is recognized on a straight-line basis over the requisite service period. These amounts are reduced by forfeitures as the forfeitures occur.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements included in the Form 8-K and the proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in inflation and foreign currencies. Such fluctuations to date have not been significant.

Inflation Risk

We do not believe that inflation, including inflationary pressures arising from the effects of supply chain disruption, has had a material effect on our business, results of operations or financial condition, during the periods presented in “Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations” above. Nonetheless, if our marketplace or costs were to become subject to significant inflationary pressures, we may not be able to maintain our unit economics or fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Inflationary pressure as well certain global events in 2022 have also impacted the cost of fuel paid by our guests. While nearly all transportation alternatives have faced this same increased cost, increasing fuel prices may lead some potential customers to travel less, thereby reducing demand for our service and adversely impacting our results of operations. We do not believe that rising fuel prices have had a material impact on our business, results of operations or financial condition during the periods presented in “Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations” above.

Foreign Currency Exchange Risk

We transact business globally in multiple currencies. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We are exposed to foreign currency risks related to our revenue and operating expenses, along with certain intercompany transactions, denominated in currencies other than the U.S. dollar, primarily the Euro and Norwegian Kroner and to a lesser degree, the British pound. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. dollars. Our foreign currency risk is partially mitigated as our entities that primarily recognize revenue in currencies other than the U.S. dollar incur expenses in the same underlying currencies and as such we do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition.

We have experienced, and will continue to experience, fluctuations in our net loss as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. These items are presented within Other income (expense), net in our consolidated statements of operations.

Interest Rate Risk

In response to increased inflation risk, many central banks across the globe, and in the markets where we operate, have increased key interest rates and may increase rates further in the future. While these interest rate increases have not directly impacted Getaround in the financial reporting periods presented in the Form 8-K and the proxy statement/prospectus, there could be adverse impacts to our cost of borrowing should the Company seek additional credit financing in the future. We do not have any plans at this time to seek credit financing not otherwise described in this proxy statement/prospectus. We are also monitoring the potential impact to our host community in determining whether increased costs of borrowing are impacting their ability to access auto financing. We believe that our revenue and pricing model sufficiently addresses this risk by ensuring that hosts are generating enough revenue to offset any potential increases to their borrowing costs in the future. We believe this risk may be further mitigated should the increased cost of auto financing lead to reduced consumer demand for car ownership and increased demand for our service.

Supply Chain Risk

Beginning in the third quarter of 2020, the supply of vehicles suitable for our marketplace has been negatively impacted by COVID-19, the global semiconductor supply chain shortage and related economic factors affecting the automotive industry. The shortage has reduced the manufacturing output and new vehicle inventory of OEMs, which has in turn increased prices for used cars in a significant manner. As a result, it has become more expensive for existing hosts to add eligible vehicles to our marketplace, and prospective hosts may be more hesitant to share their vehicles with us. Furthermore, given the historically high prices for used vehicles, existing hosts may be more likely to sell their vehicles than continue to make them available for sharing in our marketplace.

We have been able to mitigate the impact of the supply chain shortage through product and pricing changes and thereby have reduced the impact of these developments on our results of operations and financial condition during the periods presented in “Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations” above. However, if the current supply chain shortages and related economic factors affecting the automotive industry do not resolve, or if they were to worsen, and if we were unable to offset those impacts via changes to our product or pricing, or if customers do not accept those changes, our results of operations and financial condition would be materially and adversely impacted.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless otherwise defined herein, defined terms included below have the same meaning as terms defined and included in the proxy statement/prospectus dated November 14, 2022 and filed with the Securities and Exchange Commission by InterPrivate II on November 16, 2022 (the “proxy statement/prospectus”).

Introduction

InterPrivate II is providing the following unaudited pro forma condensed combined financial information to aid InterPrivate II’s stockholders in their analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The following unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:

•	The Business Combination;

•	The issuance of an additional $18.2 million aggregate principal amount of Getaround 2022 Bridge Notes after the September 30, 2022 balance sheet date;

•	The issuance of $2.0 million principal amount of Subordinated Promissory Note to a related party after the September 30, 2022, balance sheet date; and

•	The issuance of $175.0 million of Convertible Notes and related $3.5 million of Convertible Notes Warrants in the Convertible Notes Financing;

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical balance sheet of InterPrivate II and the historical balance sheet of Getaround for such period on a pro forma basis as if the Business Combination had been consummated on September 30, 2022.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 combines the historical statements of operations of InterPrivate II and Getaround for such period on a pro forma basis as if the Business Combination had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination occurred on the dates indicated. The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with InterPrivate II’s and Getaround’s unaudited and audited financial statements and related notes, the sections titled “InterPrivate II Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Getaround’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Getaround’s unaudited financial statements and related notes and Management’s Discussion and Analysis included in Exhibits 99.1 and 99.2, respectively, to the Form 8-K, InterPrivate II’s unaudited financial statements and related notes and Management’s Discussion and Analysis included in the Form 10-Q for the quarter ended September 30, 2022 filed with the SEC on November 15, 2022 (the “IPV II Form 10-Q”), and other financial information included in the Form 8-K and the proxy statement/prospectus.

Under both the no redemptions and contractual maximum redemption scenarios, the Business Combination will be accounted for as a reverse capitalization in accordance with GAAP. Under the guidance in ASC 805, InterPrivate II has been determined to be the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Getaround issuing stock for the net assets of InterPrivate II, accompanied by a recapitalization whereby the net assets of InterPrivate II will be stated at historical cost and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Getaround.

Getaround was determined to be the accounting acquirer based on an evaluation of the following facts and circumstances under both the no redemption and contractual maximum redemption scenarios:

•	Getaround will comprise the ongoing operations of the combined company;

•	Getaround’s senior management will comprise the senior management of the combined company;

•	Getaround will control a majority of the initial Board of Directors;

•	The post-combination company will assume the Getaround name; and

•	Getaround equityholders will have a majority voting interest in the post-combination company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Public Shares for cash:

•

Assuming No Redemptions — This presentation assumes that none of the InterPrivate II stockholders exercises redemption rights with respect to its Public Shares for a pro rata portion of the funds in the Trust Account.

•

Assuming Maximum Redemptions — This presentation assumes that InterPrivate II stockholders holding 25,496,400 Public Shares exercise their redemption rights and that such Public Shares are redeemed for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account for aggregate redemption proceeds of $255.0 million, which represents the maximum amount of redemptions that would still enable InterPrivate II to have sufficient cash to satisfy the minimum cash closing condition in the Merger Agreement. Under the Merger Agreement, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets of InterPrivate II being at least $5.0 million following the exercise by the holders of Public Shares of their redemption rights. It is also a condition to Getaround’s obligation to close the Business Combination that the Parent Available Cash, including the amount in the Trust Account, after giving effect to redemptions of Public Shares, must not be less than $225.0 million.

Description of the Business Combination

Pursuant to the Merger Agreement, the aggregate share consideration to be issued by New Getaround in the Business Combination in the no redemption scenario will be $1,197.3 million, consisting of 87,188,470 newly issued shares of New Getaround common stock valued at $10.00 per share and 32,543,750 previously issued Class A Stock retained by InterPrivate II stockholders. Of the $1,197.3 million in aggregate share consideration, the InterPrivate II stockholders, including the Public Stockholders and Initial Stockholders, will retain $325.4 million of 32,543,750 previously issued shares of Class A Stock; the holders of the Getaround 2022 Bridge Notes will receive $71.9 million in the form of 7,188,465 newly issued shares of New Getaround common stock; and the Getaround equityholders will receive an aggregate of $800.0 million in the form of 80,000,000 newly issued shares of New Getaround common stock, inclusive of 9,333,333 Bonus Shares, issued in respect of all outstanding shares of Getaround Common Stock, including shares of Getaround Common Stock issued upon exercise of Getaround Warrants that are exercisable in accordance with their terms for Getaround Capital Stock and conversion of Getaround Preferred Stock, Getaround non-voting common stock and convertible notes other than the Getaround 2022 Bridge Notes, in each case immediately prior to the consummation of the Business Combination, all outstanding in-the-money vested Getaround Options that will be converted into the right to receive shares of New Getaround common stock and all outstanding Getaround 2021 Bridge Notes that will convert in accordance with their terms into shares of Class A Stock. InterPrivate II and Getaround have agreed to reserve in escrow 9,333,333 shares of Class A Stock of the 80.0 million shares constituting the aggregate transaction consideration for distribution as Bonus Shares promptly following the Closing to the Bonus Share Recipients. The Bonus Shares will be apportioned pro rata to each Bonus Share Recipient based on the number of shares of Class A Stock that remain outstanding after giving effect to redemptions and automatic conversion of the Founder Shares into shares of Class A Stock. However, the Initial Stockholders expect to re-allocate to the Getaround equityholders the Excess Shares. In the event of such re-allocation, the Initial Stockholders would not receive a proportionally greater share of the Bonus Shares if any Public Stockholders elect to redeem, and the number of Bonus Shares distributed to the Initial Stockholders would be a fixed amount equal to 1,912,549 Bonus Shares. The non-redeeming Public Stockholders will be entitled to receive between approximately 0.2867934 Bonus Shares (assuming the no redemptions scenario) and approximately 1.3063387 Bonus Shares (assuming the contractual maximum redemption scenario) for each outstanding share of Class A Stock held at the Closing. Any additional Bonus Shares received by a Bonus Share Recipient will be rounded down to the nearest whole number of shares of Class A stock.

The following represents the share consideration to be paid at the Closing under both the no redemption and contractual maximum redemption scenarios (in thousands):

	Assuming No Redemptions	Assuming Maximum Redemptions
New Getaround common stock retained by InterPrivate II stockholders	$325,438	$70,474
New Getaround common stock issued to 2022 Bridge Noteholders	71,885	71,885
New Getaround common stock held in escrow (Bonus Shares)(1)(2)	93,333	93,333
New Getaround common stock issued to Getaround equityholders(1)	706,667	706,667

Share Consideration – at Closing	$1,197,323	$942,359

(1)	The Merger Agreement included in the Form 8-K and the proxy statement/prospectus includes Aggregate Merger Consideration to Getaround equity holders based on a Base Purchase Price of $800.0 million.
(2)

Assuming no redemptions, $74.2 million and $19.1 million of Bonus Shares are allocated to non-redeeming Public Stockholders and Initial Stockholders of InterPrivate II, respectively. Assuming maximum redemptions, $6.2 million and $19.1 million of Bonus Shares are allocated to non-redeeming Public Stockholders and Initial Stockholders of InterPrivate II, respectively and the remaining $68.0 million of Bonus Shares are allocated to Getaround equityholders.

The value of share consideration issuable at the Closing is assumed to be $10.00 per share. The Business Combination is accounted for as a reverse recapitalization, therefore any change in the trading price of New Getaround common stock will not impact the pro forma financial statements because New Getaround will account for the acquisition of InterPrivate II based upon the amount of net assets acquired upon consummation.

The following summarizes the pro forma shares of New Getaround common stock outstanding under the two scenarios:

	Assuming No Redemptions	Assuming Maximum Redemptions
New Getaround common stock retained by InterPrivate II stockholders(1)	32,543,750	7,047,350
New Getaround common stock issued to 2022 Bridge Noteholders	7,188,465	7,188,465
New Getaround common stock held in escrow (Bonus Shares) (2)	9,333,333	9,333,333
New Getaround common stock issued to Getaround equityholders(3)(4)	70,666,672	70,666,672

Pro Forma Common Stock at Closing	119,732,220	94,235,820

(1)	Excludes 5,175,000 Public Warrants, 4,616,667 Private Warrants and 2,800,000 Convertible Notes Warrants.
(2)

Assuming no redemptions, 7,420,779 and 1,912,554 Bonus Shares are allocated to non-redeeming Public Stockholders and Initial Stockholders of InterPrivate II, respectively. Assuming maximum redemptions, 621,687 and 1,912,554 Bonus Shares are allocated to non-redeeming Public Stockholders and Initial Stockholders of InterPrivate II, respectively, and 6,799,092 Bonus Shares are allocated to Getaround equityholders, respectively.

(3)

Excludes an aggregate of 3,794,610 outstanding Getaround shares underlying outstanding Getaround Options and Getaround RSUs that are unvested as of September 30, 2022, or Getaround Options that are vested as of September 30, 2022 and out-of-the-money.

(4)	Excludes 34,000,000 Earnout Shares and 11,000,000 Incentive Earnout Shares.

The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the unaudited pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

Accounting for the Earnout Shares, and Incentive Earnout Shares and Bonus Shares

Following the Closing, in addition to the share consideration to be paid at the Closing, Getaround Stockholders, the holders of Getaround 2021 Bridge Notes and the holders of in-the-money vested Getaround Options (the “Earnout Recipients”) will be entitled to receive their pro rata share of an additional aggregate 34,000,000 Earnout Shares upon satisfaction of certain stock price performance conditions during the period following the Closing Date and expiring on the seventh anniversary of the Closing Date. During the same period, certain Getaround employees will be entitled to receive 11,000,000 additional Earnout Shares (the “Incentive Earnout Shares”) under the 2022 Equity Incentive Plan upon satisfaction of the same stock price performance conditions. It is not yet known what the terms of the Incentive Earnout Share awards will be or what form of award will be issued.

The issuance of the Earnout Shares and Incentive Earnout Shares are anticipated to be accounted for as equity transactions. Because the Earnout Shares are payable to the Earnout Recipients (i.e., equityholders of the accounting acquirer in the Business Combination) and the Incentive Earnout Shares are payable to Getaround employees, the accounting for the Earnout Shares and Incentive Earnout Shares arrangements do not fall under Accounting Standards Codification (“ASC”) Topic 805.

The accounting for the Earnout Shares and Incentive Earnout Shares were also evaluated under ASC 480, and the Incentive Earnout Shares further evaluated under ASC 718 to determine if the arrangements should be classified as either a liability or equity. As part of that preliminary analysis, it was determined that both arrangements are free-standing and these instruments will be classified as equity. Therefore, while the Earnout Shares will be recognized at fair value upon the consummation of the Business Combination, currently estimated at $6.5 million this adjustment will have no net impact on any financial statement line item as it would simultaneously increase and decrease additional paid-in capital. Thus, no adjustment has been applied to the unaudited pro forma condensed combined balance sheet related to the Earnout Shares. Further, as the terms of the Incentive Earnout Shares, with an estimated fair value of $2.1 million, are not yet known, there have been no adjustments recognized within the unaudited pro forma condensed financial statements.

Getaround has preliminarily concluded the Bonus Shares allocated certain designees of EarlyBirdCapital, Inc., one of the underwriters in InterPrivate II’s initial public offering, and the holders of the Class B Stock including the Sponsor and the independent directors of InterPrivate II (“Initial Stockholders Bonus Shares”) will be expensed. The allocation of Bonus Shares to holders of Class A Stock was designed to minimize redemptions. However, the shares held by EarlyBirdCapital and by holders of Class B Stock are not subject to redemption, thus the Bonus Shares allocated to these holders is presumed to be non-cash compensation to close the Business Combination. This treatment is based on preliminary interpretation on Staff Accounting Bulletin “SAB” Topic 5.T.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

(in thousands)

	As of September 30, 2022
	InterPrivate II (Historical) (US GAAP)	Getaround (Historical) (US GAAP)	Getaround Transaction Adjustments		Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Combined Pro Forma Combined (Assuming Maximum Redemptions)

	(in thousands)
Assets
Current Assets
Cash and cash equivalents	$40	$27,216	$18,200	A	$47,456	$260,208	B	$371,421	$(254,964)	S $	116,457
			2,000	V		(18,093)	C
						(6,575)	E
						169,750	N
						(81,325)	O
Restricted cash	—	3,600	—		3,600	—		3,600	—		3,600
Accounts receivable, net	—	439	—		439	—		439	—		439
Prepaid income taxes	—	—	—		—	—		—	—		—
Prepaid expenses and other current assets	126	7,035	—		7,161	(2,907)	C	4,128	—		4,128
						126	F

Total Current Assets	166	38,290	20,200		58,656	320,932		379,588	(254,964)		124,624
Marketable securities held in Trust Account	260,208	—	—		260,208	(260,208)	B	—			—
Property and Equipment, Net	—	10,678	—		10,678	—		10,678	—		10,678
Operating Lease Right-of-Use Assets, Net	—	13,407	—		13,407	—		13,407	—		13,407
Goodwill	—	105,957	—		105,957	—		105,957	—		105,957
Intangible Assets, Net	—	10,785	—		10,785	—		10,785	—		10,785
Deferred Tax Assets	—	3	—		3	—		3	—		3
Other Assets	—	1,745	—		1,745	—		1,745	—		1,745

Total Assets	$260,374	$180,865	$20,200		$461,439	$60,724		$522,163	$(254,964)		$267,199

Liabilities, Mezzanine Equity and Stockholders’ (Deficit) Equity
Current Liabilities
Income tax payable	$—	$—	$—		$—	$—	E	$—	$—		$—
Related party payable	439	—	—		439	(439)	E	—	—		—
Accounts payable	6,136	10,472	—		16,608	6,136	E	10,472	—		10,472
Accrued host payments and insurance fees	—	13,510	—		13,510	—		13,510	—		13,510
Operating lease liabilities, current	—	1,828	—		1,828	—		1,828	—		1,828
Notes payable, current	—	38,425	—		38,425	(37,530)	O	895	—		895
Other accrued liabilities	—	28,657	—		28,657	(11)	G	26,586	—		26,586
						(2,060)	P
Deferred revenue	—	866	—		866	—		866	—		866

Total Current Liabilities	6,575	93,758	—		100,333	(46,176)		54,157	—		54,157
Notes Payable, net of discount (net of current portion)	—	40,111	2,000	V	42,111	(38,965)	O	3,146	—		3,146
Convertible Notes Payable	—	54,312	18,200	A	72,512	(72,512)	G	175,000	—		175,000
						175,000	N
Related Party Convertible Notes Payable	—	8,869	—		8,869	(8,869)	G	—	—		—
Operating Lease Liabilities (net of current portion)	—	18,101	—		18,101	—		18,101	—		18,101
Deferred Tax Liabilities	—	979	—		979	—		979	—		979
Warrant Liability	237	65,376	—		65,613	(65,376)	H	3,737	—		3,737
						3,500	N

Total Liabilities	$6,812	$281,506	$20,200		$308,518	$(53,398)		$255,120	$—		$255,120

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

(in thousands)

	As of September 30, 2022
Commitments and Contingencies
Mezzanine Equity
Class A common stock subject to possible redemption	259,964	—	—	259,964	(259,964)	I	—	—		—
Series A convertible	—	16,953	—	16,953	(16,953)	J	—	—		—
Series B convertible	—	9,578	—	9,578	(9,578)	J	—	—		—
Series C convertible	—	22,761	—	22,761	(22,761)	J	—	—		—
Series D convertible	—	241,428	—	241,428	(241,428)	J	—	—		—
Series E convertible	—	120,296	—	120,296	(120,296)	J	—	—		—

Total Mezzanine Equity	259,964	411,016	—	670,980	(670,980)		—	—		—
Stockholders’ (Deficit) Equity
New Getaround common stock	—	—	—	—	3	I	12	(2)	S	10
					4	J
					2	K
					1	G
					1	H
					1	T
Getaround common stock	—	1	—	1	(1)	K	—	—		—
InterPrivate II class A common stock	—	—	—	—	—		—	—		—
InterPrivate II class B common stock	1	—	—	1	(1)	L	—	—		—
Additional paid-in capital	—	247,278	—	247,278	(21,000)	C	1,016,976	(254,962)	S	762,014
					(126)	F
					56,425	G
					65,375	H
					259,961	I
					411,012	J
					(1)	K
					1	L
					(6,403)	M
					(15,139)	Q
					468	R
					19,125	T
Stockholder notes	—	(14,478)	—	(14,478)	14,478	D	—	—		—
Treasury stock	—	(661)	—	(661)	(14,478)	D	—	—		—
					15,139	Q
Accumulated deficit	(6,403)	(726,527)	—	(732,930)	24,966	G	(732,675)	—		(732,675)
					6,403	M
					(8,750)	N
					(4,830)	O
					2,060	P
					(468)	R
					(19,126)	T
Accumulated other comprehensive income	—	(17,270)	—	(17,270)	—		(17,270)	—		(17,270)

Total Stockholders’ (Deficit) Equity	(6,402)	(511,657)	—	(518,059)	785,102		267,043	(254,964)		12,079

Total Liabilities, Mezzanine Equity and Stockholders’ (Deficit) Equity	$260,374	$180,865	$20,200	$461,439	$60,724		$522,163	$(254,964)		$267,199

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(in thousands, except share and per share data)

	For the Nine Months Ended September 30, 2022
	InterPrivate II (Historical) (US GAAP)	Getaround (Historical) (US GAAP)	Getaround Transaction Adjustments	Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Service revenue	$—	$43,967	$—	$43,967	$—		$43,967	$—	$43,967
Lease revenue	—	1,058	—	1,058	—		1,058	—	1,058

Total Revenues	—	45,025	—	45,025	—		45,025	—	45,025

Costs and Expenses
Operating and formation costs	5,404	—	—	5,404	—		5,404	—	5,404
Related party administrative fees	180	—	—	180	—		180	—	180
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Service	—	3,754	—	3,754	—		3,754	—	3,754
Lease	—	90	—	90	—		90	—	90
Sales and marketing	—	22,736	—	22,736	—		22,736	—	22,736
Operations and support	—	39,596	—	39,596	—		39,596	—	39,596
Technology and product development	—	13,374	—	13,374	—		13,374	—	13,374
General and administrative	—	38,665	—	38,665	—		38,665	—	38,665
Depreciation and amortization	—	7,670	—	7,670	—		7,670	—	7,670

Total Operating Expenses	5,584	125,885	—	131,469	—		131,469	—	131,469

Loss From Operations	(5,584)	(80,860)	—	(86,444)	—		(86,444)	—	(86,444)
Other Income (Expense)
Interest earned on marketable securities held in Trust Account	824	—	—	824	(824)	KK	—	—	—
Unrealized loss on marketable securities held in Trust Account	984	—	—	984	(984)	PP	—	—	—
Convertible promissory note fair value adjustment	—	3,896	—	3,896	(3,896)	MM	(12,469)	—	(12,469)
					(12,469)	OO
Warrant liability fair value adjustment	3,878	(17,521)	—	(13,643)	17,521	LL	3,878	—	3,878
Interest expense, net	—	(7,903)	—	(7,903)	7,866	NN	(37)	—	(37)
Other income, net	—	1,258	—	1,258	—		1,258	—	1,258

Total Other Income (Expense)	5,686	(20,270)	—	(14,584)	7,214		(7,370)	—	(7,370)

Loss, before benefit for income taxes	102	(101,130)	—	(101,028)	7,214		(93,814)	—	(93,814)
Income Tax Provision (Benefit)	322	(547)	—	(225)	—		(225)	—	(225)

Net Loss	(220)	(100,583)	—	(100,803)	7,214		(93,589)	—	(93,589)
Foreign Currency Translation Loss	—	(19,553)		(19,553)	—		(19,553)	—	(19,553)

Comprehensive Loss	$(220)	$(120,136)	$—	$(120,356)	$7,214		$(113,142)	$—	$(113,142)

Weighted average shares outstanding, basic and diluted		71,169,000					119,732,220		94,235,820

Basic and diluted net loss per common share		$(1.41)					$(0.78)		$(0.99)

Weighted average redeemable shares outstanding, basic and diluted	25,875,000

Basic and diluted net income per redeemable share	$(0.01)

Weighted average non-redeemable shares outstanding, basic and diluted	6,668,750

Basic and diluted net loss per non-redeemable share	$(0.01)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share data)

	For the Year Ended December 31, 2021
	InterPrivate II (Historical) (US GAAP)	Getaround (Historical) (US GAAP)	Getaround Transaction Adjustments	Combined	Transaction Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Service revenue	$—	$61,120	$—	$61,120	$—		$61,120	$—	$61,120
Lease revenue	—	1,947	—	1,947	—		1,947	—	1,947

Total Revenues	—	63,067	—	63,067	—		63,067	—	63,067

Costs and Expenses
Operating and formation costs	1,986	—	—	1,986	—		1,986	—	1,986
Related party administrative fees	100	—	—	100	—		100	—	100
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Service	—	5,859	—	5,859	—		5,859	—	5,859
Lease	—	187	—	187	—		187	—	187
Sales and marketing	—	20,331	—	20,331	86	AA	20,417	—	20,417
Operations and support	—	46,978	—	46,978	86	AA	47,064	—	47,064
Technology and product development	—	17,800	—	17,800	115	AA	17,915	—	17,915
General and administrative	—	59,458	—	59,458	181	AA	78,765	—	78,765
					19,126	II
Depreciation and amortization	—	12,815	—	12,815	—		12,815	—	12,815

Total Operating Expenses	2,086	163,428	—	165,514	19,594		185,108	—	185,108

Loss From Operations	(2,086)	(100,361)		(102,447)	(19,594)		(122,041)	—	(122,041)
Other Income (Expense)
Offering costs attributable to warrant liabilities	(7)	—	—	(7)	—		(7)	—	(7)
Interest earned on marketable securities held in Trust Account	105	—	—	105	(105)	BB	—	—	—
Unrealized loss on marketable securities held in Trust Account	(34)	—	—	(34)	34	CC	—	—	—
Gain (Loss) on extinguishment of debt	—	7,017	—	7,017	(25,471)	FF	(18,454)	—	(18,454)
Convertible promissory note and securities fair value adjustment	—	(5,383)	—	(5,383)	5,383	EE	(16,625)	—	(16,625)
					(16,625)	HH
Warrant liability fair value adjustment	(599)	(15,353)	—	(15,952)	15,353	DD	(599)	—	(599)
Interest expense, net	—	(7,370)	—	(7,370)	(4.325)	FF	(18,038)	—	(18,038)
					2,407	GG
					(5,250)	HH
					(3,500)	HH
Other income, net	—	916	—	916	—		916	—	916

Loss, before benefit for income taxes	(2,621)	(120,534)	—	(123,155)	(51,693)		(174,848)	—	(174,848)
Income Tax Benefit	—	(471)	—	(471)	—		(471)	—	(471)

Net Loss	(2,621)	(120,063)	—	(122,684)	(51,693)		(174,377)	—	(174,377)
Foreign Currency Translation Loss	—	(11,203)	—	(11,203)	—		(11,203)	—	(11,203)

Comprehensive Loss	$(2,621)	$(131,266)	$—	$(133,887)	$(51,693)		$(185,580)	$—	$(185,580)

Weighted average shares outstanding, basic and diluted		69,038,507					119,732,220		94,235,820

Basic and diluted net loss per common share		$(1.74)					$(1.46)		$(1.85)

Weighted average redeemable shares outstanding, basic and diluted	21,125,342

Basic and diluted net income per redeemable share	(0.10)

Weighted average non-redeemable shares outstanding, basic and diluted	6,292,226

Basic and diluted net loss per non-redeemable share	(0.10)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

Under both the no redemption and contractual maximum redemption scenarios, the Business Combination will be accounted for as a reverse capitalization, in accordance with GAAP. Under the guidance in ASC 805, InterPrivate II has been determined to be the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Getaround issuing stock for the net assets of InterPrivate II, accompanied by a recapitalization whereby the net assets of InterPrivate II will be stated at historical cost and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Getaround.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022, assumes that the Business Combination occurred on September 30, 2022. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022, and for the year ended December 31, 2021, reflects pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis of Getaround as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022, has been prepared using, and should be read in conjunction with, the following:

•	InterPrivate II’s Condensed Balance Sheet (Unaudited) as of September 30, 2022, and the related Notes to Financial Statements, included in the IPV II Form 10-Q; and

•	Getaround’s Condensed Balance Sheet (Unaudited) as of September 30, 2022, and the related Notes to Financial Statements, included in Exhibit 99.1 to the Form 8-K.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022, has been prepared using, and should be read in conjunction with, the following:

•	InterPrivate II’s Condensed Statements of Operations (Unaudited) for the nine months ended September 30, 2022, and the related Notes to Financial Statements, included in the IPV II Form 10-Q; and

•

Getaround’s Condensed Statements of Operations and Comprehensive Loss (Unaudited) for the nine months ended September 30, 2022, and the related Notes to Financial Statements, included in Exhibit 99.1 to the Form 8-K.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	InterPrivate II’s Statement of Operations for the Year Ended December 31, 2021 and the related Notes to Financial Statements, included in the Form 8-K and the proxy statement/prospectus; and

•

Getaround’s Statement of Operations and Comprehensive Loss for the Year Ended December 31, 2021 and the related Notes to Financial Statements, included in the Form 8-K and the proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that InterPrivate II believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. InterPrivate II believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical financial statements and notes thereto of InterPrivate II and Getaround included in the Form 8-K and the proxy statement/prospectus, in Exhibit 99.1 to the Form 8-K and the IPV II Form 10-Q.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the Business Combination (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). InterPrivate II has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the accounting policies of the two entities. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the combined company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the combined company’s shares outstanding, assuming the Business Combination occurred on January 1, 2021.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2022, are as follows:

Getaround Transaction Adjustments

(A)

Reflects the additional issuance of $18.2 million aggregate principal amount of Getaround 2022 Bridge Notes to various purchasers. The Getaround 2022 Bridge Notes will be accounted for at fair value and will automatically convert upon the closing of transaction or series of transactions whereby a special purpose acquisition company acquires equity interests of Getaround and which transaction results in Getaround, or any parent company that directly or indirectly beneficially owns Getaround, being listed on a U.S. national securities exchange or market. Immediately prior to the closing of such transaction, the Getaround 2022 Bridge Notes will convert into shares of the special purpose acquisition company at a conversion price that is equal to 70% of the per share price of the special purpose acquisition company of $10.00 per share. For the purpose of the pro forma adjustment, the fair value of the Getaround 2022 Bridge Notes is assumed to be face value. As of the filing date hereof, $35.4 million of the Getaround 2022 Bridge Notes have been issued with the remaining $14.6 million expected to be issued prior to the consummation of the Business Combination.

(V)

Reflects the issuance of $2.0 million principal amount of Subordinated Promissory Note issued to a related party in October 2022 to a related party. The Subordinated Promissory Note matures on October 30, 2023 with the principal and accrued interest, at a rate of 10% per annum, to be paid at maturity. No issuance costs were incurred and the note will be accounted for at cost. Upon the closing of the Business Combination the principal, accrued and unpaid interest, and a prepayment premium of 10% of the principal amount will be repaid and the debt extinguished. The related party is eligible for a transfer of 200,000 shares of Class A Stock promptly following the closing, conditioned upon the closing occurring and a new equity investment in Getaround of at least $2.0 million, the consideration for which may be the cancellation of the note. As the transfer of shares and cancellation of note are contingent upon a new equity investment, there have been no adjustments recognized within the unaudited pro forma condensed financial statements.

Transaction Adjustments (Assuming No Redemptions)

(B)	Reflects the reclassification of $260.2 million of cash and investments held in the Trust Account that becomes available to fund the Business Combination.

(C)

Reflects the capitalization of transaction costs, including deferred underwriter’s fees during InterPrivate II’s IPO and deferred legal fees incurred by Getaround, expected to be incurred in connection with the Business Combination.

(D)

Reflects the exercise of Getaround’s call options to purchase shares of Getaround Common Stock related to outstanding promissory notes from certain Getaround Stockholders and an offsetting increase in treasury stock immediately prior to the consummation of the Business Combination. The exercise price of each option is equal to the outstanding principal plus accrued interest on the promissory notes. As such, upon exercise of the options, Getaround owes the stockholders the same amount owed on the loan with no cash exchanged between the parties and the stockholder paying income tax on the proceeds of the exercise.

(E)	Reflects the cash payment of InterPrivate II’s outstanding related party payable, accounts payable, accrued expenses balances, and income tax payable upon consummation of the Business Combination.

(F)	Reflects the capitalization of InterPrivate II’s prepaid expenses related to the Business Combination, recorded within equity upon completion of the Business Combination.

(G)

Reflects the conversion of Getaround’s convertible notes and accrued interest that will be converted to equity as a result of the Business Combination. The adjustment recorded in Accumulated Deficit includes the expenses recognized related to loss on conversion of the convertible notes discussed in tick mark (FF).

(H)

Reflects the cashless exercise of in-the-money Getaround Warrants for shares of Getaround Capital Stock immediately prior to the consummation of the Business Combination, which shares will be converted into Class A Stock.

(I)	Reflects the reclassification of $260.0 million of Public Shares and Public Warrants from temporary equity to permanent equity as a result of the Business Combination.

(J)

Reflects the conversion of Getaround Preferred Stock into shares of Getaround Common Stock immediately prior to the consummation of the Business Combination, which shares will be converted into Class A Stock.

(K)	Reflects the conversion of Getaround Common Stock into Class A Stock.

(L)	Reflects the conversion of Class B Stock into Class A Stock.

(M)	Reflects the elimination of InterPrivate II historical retained earnings as a result of the reverse recapitalization.

(N)

Reflects the issuance of $175.0 million aggregate principal amount of Convertible Notes and related $3.5 million of Convertible Notes Warrants, which will be issued pursuant to the Convertible Notes Subscription Agreement in connection with the Business Combination, and the cash payment of related issuance costs. The Convertible Notes will be accounted for at fair value. For the purpose of the pro forma adjustment, the fair value of the Convertible Notes is assumed to be face value. The adjustment recorded in Accumulated Deficit includes the expense recognized related to the issuance costs and issuance of the Convertible Notes Warrants.

(O)

Reflects the repayment of the Deutsche Bank Loan principal, write off of the remaining unamortized issuance costs and debt discount, and the final fee payment in cash along with the repayment of the Subordinated Promissory Note and related prepayment premium as the notes will be extinguished in connection with the Business Combination and the issuance of the Convertible Notes. The adjustment recorded in Accumulated Deficit includes the expenses recognized related to writing off the remaining unamortized issuance costs and debt discount along with the final fee and prepayment premium payments.

(P)

Reflects the reversal of the accrued interest and final fee payment that was previously recognized in connection with debt that will be either converted or extinguished as a result of the Business Combination.

(Q)	Reflects the cancellation of Getaround treasury stock as a result of the Business Combination.

(R)	Reflects the stock-based compensation expense related to Getaround RSUs that vest upon consummation of the Business Combination.

(T)	Reflects the fair value of Initial Stockholders Bonus Shares that were preliminarily deemed compensatory consistent with SAB Topic 5.T.

Additional Transaction Adjustments (Assuming Maximum Redemptions)

(S)	Reflects the redemption of 25,496,400 Public Shares for $254,964 at a redemption price of $10.00 per share.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, are as follows:

Transaction Adjustments (Assuming Both No Redemption and Maximum Redemption Scenarios)

(AA)	Reflects the recognition of stock-based compensation expense of $468 thousand related to Getaround RSUs that vest upon the passage of time as well as the consummation of the Business Combination.

(BB)	Reflects the reversal of interest income earned on marketable securities held in the Trust Account.

(CC)	Reflects the reversal of the unrealized loss on marketable securities held in the Trust Account.

(DD)	Reflects the reversal of the historical fair value adjustment for Getaround Warrants that would not have been outstanding had the Business Combination been consummated on January 1, 2021.

(EE)	Reflects the reversal of the fair value adjustment for Getaround’s convertible debt which is to be converted to equity as a result of the Business Combination.

(FF)

Reflects the expense to recognize the loss on conversion related to debt that will be either converted or extinguished as a result of the Business Combination, in addition to the final fee payment and prepayment premium expenses related to the extinguished Deutsche Bank Loan and Subordinated Promissory Note.

(GG)

Reflects the reversal of the interest expense and amortization of debt discounts, issuance costs, and final payment fees related to debt that will be either converted or extinguished as a result of the Business Combination.

(HH)

Reflects the recognition of issuance costs and a full year’s interest expense related to the issuance of the Convertible Notes, inclusive of the backstop fee and warrant issuance, as the pro forma issuance of the Convertible Notes is assumed to be January 1, 2021. The Convertible Notes accrue interest at a rate per annum equal to 8.0% with respect to interest paid in cash and 9.5% with respect to interest paid with equity (payment in kind). For the purpose of the pro forma adjustment, interest is assumed to be paid in kind and is assumed to be reflective of the estimated change in fair value of the Convertible Notes during the period.

(II)	Reflects the fair value of Initial Stockholders Bonus Shares that were preliminarily deemed compensatory consistent with SAB Topic 5.T.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022, are as follows:

Transaction Adjustments (Assuming Both No Redemptions and Maximum Redemption Scenarios)

(KK)	Reflects the reversal of interest income earned on marketable securities held in the Trust Account.

(LL)	Reflects the reversal of the historical fair value adjustment for Getaround Warrants that would not have been outstanding had the Business Combination been consummated on January 1, 2021.

(MM)	Reflects the reversal of the fair value adjustment for Getaround’s convertible debt which is to be converted to equity as a result of the Business Combination.

(NN)

Reflects the reversal of the interest expense and amortization of debt discounts, issuance costs, and final payment fees related to debt that will be either converted or extinguished as a result of the Business Combination.

(OO)

Reflects the recognition of nine month’s interest expense related to the issuance of the Convertible Notes as the pro forma issuance of the Convertible Notes is assumed to be January 1, 2021. As noted in tick mark HH, for the purposes of the pro forma adjustment, interest is assumed to be paid in kind and is assumed to be reflective of the estimated change in fair value of the Convertible Notes during the period.

(PP)	Reflects the reversal of the unrealized loss on marketable securities held in the Trust Account.

4. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of Public Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the nine months ended September 30, 2022, and for the year ended December 31, 2021 (in thousands, except share and per share amounts):

	Pro Forma Combined
	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
For the Nine Months Ended September 30, 2022
Pro forma net loss	$(93,589)	$(93,589)
Pro forma net loss per share attributable to stockholders, basic and diluted (1)	$(0.78)	$(0.99)
Weighted average shares outstanding, basic and diluted	119,732,220	94,235,820
Excluded Securities: (2)
Getaround Options and Getaround RSUs outstanding	3,794,610	3,794,610
Earnout Shares	34,000,000	34,000,000
Incentive Earnout Shares	11,000,000	11,000,000
Public Warrants	5,175,000	5,175,000
Private Warrants	4,616,667	4,616,667
Convertible Notes Warrants	2,800,000	2,800,000
For the Year Ended December 31, 2021
Pro forma net loss	$(174,377)	$(174,377)
Pro forma net loss per share attributable to stockholders, basic and diluted (1)	$(1.46)	$(1.85)
Weighted average shares outstanding, basic and diluted	119,732,220	94,235,820
Excluded Securities: (2)
Getaround Options and Getaround RSUs outstanding	3,794,610	3,794,610
Earnout Shares	34,000,000	34,000,000
Incentive Earnout Shares	11,000,000	11,000,000
Public Warrants	5,175,000	5,175,000
Private Warrants	4,616,667	4,616,667
Convertible Notes Warrants	2,800,000	2,800,000

(1)	Diluted loss per share is the same as basic loss per share for both scenarios presented because the effects of potentially dilutive instruments were anti-dilutive as a result of Getaround’s net loss.
(2)

The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive, issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented